     As filed with the Securities and Exchange Commission on August 1, 1997

                                                     Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     under
                           THE SECURITIES ACT OF 1933
                               ------------------
                                    SPR INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                           7370                          36-3932665
(State or other jurisdiction of   (Primary Standard Industrial    (I.R.S. Employer Identification
incorporation or organization)      Classification Code No.)                   No.)

   2015 SPRING ROAD, SUITE 750, OAK BROOK, ILLINOIS 60523-1874 (630) 990-2040
--------------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ROBERT M. FIGLIULO
                            CHIEF EXECUTIVE OFFICER
                                    SPR INC.
   2015 SPRING ROAD, SUITE 750, OAK BROOK, ILLINOIS 60523-1874 (630) 990-2040
--------------------------------------------------------------------------------
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ------------------

                                   Copies to:

              DONALD E. FIGLIULO                              CHARLES EVANS GERBER
             JOHN E. MCGOVERN, JR.                             WILLIAM M. HOLZMAN
        WILDMAN, HARROLD, ALLEN & DIXON                     NEAL, GERBER & EISENBERG
             225 WEST WACKER DRIVE                          TWO NORTH LASALLE STREET
         CHICAGO, ILLINOIS 60606-1229                        CHICAGO, ILLINOIS 60602
                (312) 201-2000                                   (312) 269-8000

     APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

==============================================================================================================
                                                                 PROPOSED MAXIMUM
                    TITLE OF SECURITIES                         AGGREGATE OFFERING     AMOUNT OF REGISTRATION
                      TO BE REGISTERED                             PRICE(1)(2)                 FEE(2)
--------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value................................      $44,850,000.00              $13,591
==============================================================================================================

(1) Includes shares of Common Stock that may be purchased by the Underwriters pursuant to an over-allotment option.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) since no public market is currently available for this security.
                               ------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED AUGUST      , 1997
PROSPECTUS

                                2,600,000 SHARES

                                    SPR LOGO

                                  COMMON STOCK
                               ------------------

     Of the 2,600,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering"), 1,600,000 shares are being offered by SPR Inc. ("SPR" or the "Company") and 1,000,000 shares are being offered by certain stockholders (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

     Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $13.00 and $15.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. Application has been made to have the Common Stock listed on the Nasdaq National Market under the symbol "SPRI."
                               ------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               ------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

                                                          UNDERWRITING                             PROCEEDS TO
                                        PRICE TO          DISCOUNTS AND        PROCEEDS TO           SELLING
                                         PUBLIC          COMMISSIONS(1)        COMPANY(2)         STOCKHOLDERS
------------------------------------------------------------------------------------------------------------------
Per Share                                   $                   $                   $                   $
------------------------------------------------------------------------------------------------------------------
Total(3)                                    $                   $                   $                   $
==================================================================================================================

(1) For information regarding indemnification of the Underwriters, see "Underwriting."
(2) Before deducting expenses estimated at $1.1 million, all of which are payable by the Company.
(3) Certain Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 390,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions,
    Proceeds to Company and Proceeds to Selling Stockholders will be $     ,
    $     , $     and $     , respectively. See "Underwriting" and "Principal
    and Selling Stockholders."
                               ------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
September   , 1997 at the office of Smith Barney Inc., 333 West 34th Street, New
York, New York 10001.

                               ------------------

SMITH BARNEY INC.  ROBERT W. BAIRD & CO.
                                                           INCORPORATED
              , 1997

                        INSIDE FRONT COVER OF PROSPECTUS

The inside front cover is a multicolor graphic and text layout. The following text appears above the graphics:

"SPR SERVICES

SPR blends three levels of consulting support into five service offerings to provide a comprehensive solution for maintaining, improving, and transitioning existing systems. This blend of consulting support enables SPR to design a customized solution, tailored to meet each client's individual needs."

[Graphics consist of a flow diagram depicting SPR's blend of three levels of consulting support into five service offerings.]

The following text appears below the graphics:

"SPR delivers these customized solutions through a combination of experienced people, using proprietary and commercially available tools, following an established methodology. When applied with their service offerings, this formula enables SPR to deliver high quality, innovative solutions designed to help companies derive maximum value from their existing systems."

[The SPR logo inside a triangle containing the words "People," "Tools" and "Methodology" appears in the lower left corner below a page curl.]


   CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVERALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements and related notes thereto appearing elsewhere in this Prospectus. SPR Inc. ("SPR" or the "Company") is a Delaware corporation organized in connection with the mergers into it of SPR Chicago Inc., an Illinois corporation ("SPR Chicago"), Systems & Programming Resources of Tulsa, Inc., an Oklahoma corporation ("SPR Tulsa"), SPR-Wisconsin, Inc., a Wisconsin corporation ("SPR Wisconsin"), Systems and Programming Resources, Inc., an Illinois corporation ("Systems Inc."), and Consulting Acquisition, Inc., an Illinois corporation ("DataFlex"). Such mergers are each individually referred to in this Prospectus as a "Merger" and collectively as the "Mergers." Unless indicated otherwise, the information contained in this Prospectus: (i) gives retroactive effect to the Mergers, (ii) assumes a 1.044-to-1 split of the Common Stock effective immediately prior to consummation of the Offering and (iii) assumes that the Underwriters' over-allotment option is not exercised. Unless otherwise indicated, all references to "SPR" or the "Company" refer to SPR Inc. after the Mergers or to the constituent corporations in the Mergers or their respective predecessors, as appropriate. See "Certain Transactions."

                                  THE COMPANY

     SPR has over 24 years of experience in providing information technology ("IT") services to clients in a variety of industries, including financial services, healthcare, insurance, manufacturing, oil and gas, transportation and utilities. The Company focuses its marketing efforts on Fortune 1000 companies and other large organizations which have complex IT operations and significant IT budgets. SPR provides these clients with three levels of consulting support which are distinguished by the degree of responsibility the Company assumes: strategic planning, project management and implementation. Within this framework, SPR currently provides outsourcing services through four service offerings: Systems Re-engineering, Century Date Compliance, Application Management and Information Delivery Services ("IDS") in addition to providing General Consulting services. SPR bills its clients on either a time and materials or a fixed-price basis. The Company believes that this breadth of service and support fosters long-term client relationships, promotes cross-selling opportunities and minimizes the Company's dependence upon any particular service offering or client.

     The Company's proprietary service methodologies, Renovation(SM) and Renovation2000(SM), and its proprietary software analysis tool, CodeVu(SM), provide SPR with a disciplined approach to fulfill its engagements. Renovation(SM) and Renovation2000(SM) enable the Company to deliver its service offerings through a tested and repeatable format. CodeVu(SM) quickly and accurately provides information concerning client software portfolios. These proprietary methodologies and software analysis tool, as well as key strategic alliances with third-party software providers, facilitate the development of well-defined tasks and timetables for each phase of an engagement from strategic planning through implementation.

     Many large organizations are outsourcing IT services relating to mission-critical business systems due to the complex and rapidly changing technological environment and problems inherent in implementing mass changes to application systems and their associated data bases. Examples of mass change include the year 2000 problem (the software glitch that will prevent computers from properly recognizing dates after the year 1999), the European Union's expected conversion to the euro currency and the extension of the number of digits or other characters in zip codes, product codes and account numbers. The Company believes this outsourcing trend will continue to grow because: (i) organizations desire to focus their energies on their core business functions;
(ii) organizations must address and resolve the year 2000 and other mass change problems; (iii) IT solutions are becoming increasingly complex; and (iv) organizations often lack the IT skills necessary to address their IT needs.

     The Company's objective is to become the leading IT service provider to both new and existing clients. To achieve this objective, the Company has pursued, and intends to continue to pursue, the following business and growth strategies:

     - Expand Entry-level Training Program. To address the industry-wide shortage of qualified technical consultants, the Company has implemented a comprehensive entry-level training program for college graduates with degrees other than in computer science. The Company, in conjunction with DeVry,

      Inc., a leading higher education institution specializing in technology, has developed several additional training programs to further enhance its consultants' careers and improve their technical skills. SPR believes that these training programs and its stock option and stock purchase plans provide the Company with a competitive advantage in attracting, developing and retaining qualified technical consultants.

     -Continue to Focus on Project Management. The Company will continue to focus on increasing its mix of project management and strategic planning engagements. The Company believes that by providing these value-added services, it gains a competitive advantage in assessing its clients' needs and anticipating opportunities to provide additional IT services.

     -Capitalize on Outsourcing Trend through Century Date Compliance
      Expertise. SPR was an early entrant in the year 2000 segment of the market, completing its first Century Date Compliance engagement in 1993. The Company's approach to Century Date Compliance provides SPR with the platform to make unsolicited proposals for additional outsourcing engagements. The Company believes that its expertise in addressing the year 2000 problem will not only result in additional engagements, but that such engagements also will provide SPR with a competitive advantage in cross-selling additional IT services.

     -Develop Additional Virtual Insourcing Centers. As part of its outsourcing services, in 1996 SPR established its first Virtual Insourcing Center which enables the Company to provide the full range of its service offerings in a Company facility rather than at its clients' facilities. The Company intends to establish additional Virtual Insourcing Centers.

     -Focus on Leading Technologies. The Company maintains and continues to build expertise not only in mainframe applications but also in other high demand technologies, such as Internet/intranet applications, open computing systems, object oriented solutions, data warehousing and relational database management systems. The Company's expertise in these areas, together with its relationships with software product developers and research institutions, allow SPR to remain on the leading edge of technological development.

     -Deliver Unbiased Service Offerings. The Company uses Renovation(SM),
      Renovation2000(SM) and CodeVu(SM) in conjunction with the best available third-party application software and productivity tools without regard to specific third-party vendor relationships. The ability to assess client systems objectively enables the Company to provide its clients with technologies that are best suited to their individual needs.

     SPR's growth strategies have allowed it to capitalize on the growing demand for IT services. The Company's revenues increased at a compound annual growth rate of approximately 37% from 1992 through 1996. From 1995 to 1996, the Company's revenues increased 42%. More than 70% of the Company's 1996 revenues were attributable to 40 companies which had been clients for at least the prior three consecutive years. During 1996, the Company made significant infrastructure investments, which adversely affected the Company's gross profit and operating income. Principal among these investments was the development and implementation of the Company's entry-level training program, which has enabled the Company to keep pace with the growing demand for its service offerings. For the first six months of 1997, the Company's revenues increased 51% compared to the same period in 1996, and its gross and operating margins increased to 38% and 10%, respectively.

                                  THE OFFERING

Common Stock Offered Hereby by:
  The Company......................................    1,600,000 shares
  The Selling Stockholders.........................    1,000,000 shares
Common Stock to Be Outstanding After the
  Offering.........................................    8,067,400 shares(1)
Use of Proceeds....................................    Payment of certain undistributed S corporation
                                                       earnings, repayment of debt, fund build-out and
                                                       equipping of additional Virtual Insourcing
                                                       Centers, expand the Company's entry-level
                                                       training program and for general corporate
                                                       purposes. See "Use of Proceeds."
Proposed Nasdaq National Market Symbol.............    SPRI

-------------------------
(1) Excludes (i) 1,044,252 shares of Common Stock reserved for issuance upon exercise of options granted and to be granted pursuant to the Company's Combined Incentive and Non-statutory Stock Option Plan (of which options to purchase 819,215 shares of Common Stock are outstanding at an exercise price of $7.66 per share); and (ii) 500,000 shares reserved for issuance under the Company's Employee Stock Purchase Plan. See "Management -- Stock Plans," "Description of Capital Stock" and Notes 11 and 15 of Notes to Financial Statements.

                             SUMMARY FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                      SIX MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,                              JUNE 30,
                                     -------------------------------------------------------      ------------------------
                                      1992     1993      1994          1995          1996           1996           1997
                                      ----     ----      ----          ----          ----           ----           ----
                                                                                                        (UNAUDITED)
STATEMENT OF OPERATIONS DATA(1):
  Revenues.........................  $9,122   $11,731   $14,797      $ 22,908      $  32,511      $  15,087      $  22,722
  Gross profit.....................   2,218     3,393     4,373         7,383          9,224          4,435          8,732
    Selling expenses...............     743     1,012     1,165         2,141          3,046          1,366          2,093
    Recruiting expenses............     290       341       410           777          1,323            612            698
    Stock-based compensation.......      --        --     6,510(2)     27,987(2)      12,231(2)       9,510(2)          --
    General and administrative
      expenses.....................   1,015     1,230     1,334         1,642          3,742          1,328          3,719(3)
                                     ------   -------   -------      --------      ---------      ---------      ---------
  Total costs and expenses.........   2,048     2,583     9,419        32,547         20,342         12,816          6,510
                                     ------   -------   -------      --------      ---------      ---------      ---------
  Operating income (loss)..........     170       810    (5,046)(2)   (25,164)(2)    (11,118)(2)     (8,381)(2)      2,222
  Other income (expense)...........      27         6       (57)         (109)           (71)           (22)          (101)
                                     ------   -------   -------      --------      ---------      ---------      ---------
  Income (loss) before income
    taxes..........................     197       816    (5,103)(2)   (25,273)(2)    (11,189)(2)     (8,403)(2)      2,121
  Provision for income taxes.......      15         4        75            21              9             --              1
                                     ------   -------   -------      --------      ---------      ---------      ---------
  Net income (loss), as
    reported(4)....................  $  182   $   812   $(5,178)(2)  $(25,294)(2)  $ (11,198)(2)  $  (8,403)(2)  $   2,120
                                     ======   =======   =======      ========      =========      =========      =========
  Pro forma provision for income
    taxes(4).......................                                                      408            443            847
                                                                                   ---------      ---------      ---------
  Pro forma net income (loss)(4)...                                                $ (11,606)     $  (8,846)     $   1,273
                                                                                   =========      =========      =========
  Pro forma net income (loss) per
    share(4)(5)....................                                                $   (1.74)     $   (1.33)     $     .19
                                                                                   =========      =========      =========
  Weighted average common shares
    outstanding(5).................                                                6,659,412      6,659,412      6,659,412

                                                               JUNE 30,
                                                                 1997
                                                               --------
                                                              (UNAUDITED)
BALANCE SHEET DATA(1):
  Cash......................................................    $  546
  Working capital...........................................     2,140
  Total assets..............................................     8,726
  Long-term debt, less current portion......................       930
  Total stockholders' equity................................     2,823(2)

-------------------------
(1) In October 1996, Systems Inc., SPR Chicago, SPR Tulsa, SPR Wisconsin and DataFlex merged into SPR and, in connection therewith, the stockholders of such companies received an aggregate of 6,467,191 shares of Common Stock of SPR. The financial data above has been restated to include the financial position and results of operations of the respective companies for all periods presented.

(2) In 1994, Systems Inc. transferred certain assets and liabilities to SPR Chicago and SPR Wisconsin. Inasmuch as such 1994 transactions were among family members within a control group, such transactions have been recorded in the Company's financial statements as if the stockholders of SPR Chicago and SPR Wisconsin received non-cash, stock-based compensation during 1994, 1995 and 1996 in an amount equal to the increase in the estimated value of such companies since 1994. This expense is non-recurring subsequent to October 31, 1996. Such compensation expense is recorded as stock-based compensation with the corresponding credit included in additional paid-in capital. Upon conversion of the Company to a C corporation upon closing of the Offering, the retained deficit of the Company, which includes the aggregate stock-based compensation expense, will be reclassified and netted against additional paid-in capital. Excluding such compensation expense, net income for 1996 and the six months ended June 30, 1996 on a pro forma basis would have been $0.6 million and $0.7 million, respectively. See "-- Summary Unaudited Pro Forma Financial Data" and Note 10 of Notes to Financial Statements.

(3) General and administrative expenses include $0.2 million of expenses related to the Company's March 1997 proposed initial public offering that was postponed. Total costs of the March 1997 offering were approximately $0.8 million of which $0.2 million was expensed in the second quarter of 1997 and $0.6 million will be charged against the proceeds of the Offering.

(4) Prior to the Offering, the Company was an S corporation and was not subject to Federal and certain state corporate income taxes. The Statement of Operations Data reflects a pro forma provision for income taxes as if the Company had been subject to Federal and state corporate income taxes. The pro forma provision for income taxes represents a combined Federal and state effective tax rate of 40%. The pro forma provision for income taxes is computed by multiplying the effective tax rate times the income (loss) before income taxes adjusted to eliminate the stock-based compensation expense and subtracting income taxes previously recorded.

(5) Pro forma net income (loss) per share information assumes that 192,012 of the shares of Common Stock being offered by the Company hereby were outstanding during the periods presented. This represents the approximate number of shares of Common Stock which are being offered by the Company (assuming an initial public offering price of $14.00 per share and after deducting estimated underwriting discounts and commissions) to fund the payment to existing stockholders of undistributed S corporation earnings for the period from November 1, 1996 through the closing date of the Offering (the "Distribution"). The Company currently estimates that the Distribution will be $2.5 million.

                   SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA

     The Summary Unaudited Pro Forma Financial Data are based on the historical financial statements of the Company, giving effect to the Offering and to the pro forma adjustments described in the accompanying notes as if the Offering occurred as of January 1, 1996 in the case of the Statement of Operations Data and June 30, 1997 in the case of the Balance Sheet Data. The Unaudited Pro Forma Financial Data are neither necessarily indicative of the results of operations which would have been achieved had the Offering occurred on January 1, 1996 nor are they necessarily indicative of the results of future operations. The Unaudited Pro Forma Financial Data should be read in conjunction with the financial statements of the Company included elsewhere in this Prospectus.

                                                                        PRO FORMA
                                                      ---------------------------------------------
                                                                                SIX MONTHS ENDED
                                                                                    JUNE 30,
                                                         YEAR ENDED           ---------------------
                                                      DECEMBER 31, 1996        1996          1997
                                                      -----------------       -------       -------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues..........................................         $32,511            $15,087       $22,722
Operating income..................................           1,113(1)           1,129(1)      2,222
Net income(2).....................................             625                664         1,273
Earnings per share................................         $   .08            $   .08       $   .16
Weighted average number of shares outstanding.....           8,067              8,067         8,067

                                                                          JUNE 30, 1997
                                                                   ---------------------------
                                                                   ACTUAL       AS ADJUSTED(3)
                                                                   ------       --------------
BALANCE SHEET DATA:
Cash........................................................       $  546          $15,184(4)
Working capital.............................................        2,140           18,108(4)
Total assets................................................        8,726           22,724
Long-term debt, less current portion........................          930               23
Total stockholders' equity..................................        2,823(5)        19,327(4)(5)

-------------------------
(1) In 1994, Systems Inc. transferred certain assets and liabilities to SPR Chicago and SPR Wisconsin. Inasmuch as such transactions were among family members within a control group, such transactions have been recorded in the Company's financial statements as if the stockholders of SPR Chicago and SPR Wisconsin received non-cash, stock-based compensation during 1994, 1995 and 1996 in an amount equal to the increase in the estimated value of such companies since 1994. This expense is non-recurring subsequent to October 31, 1996. The Summary Unaudited Pro Forma Financial Data eliminates such expense from operating income for 1996 and for the six months ended June 30, 1996; accordingly, operating income for 1996 and for the six months ended June 30, 1996 was increased by $12.2 million and $9.5 million, respectively. See Note 10 of Notes to Financial Statements.

(2) Prior to the Offering, the Company was an S corporation and was not subject to Federal and certain state corporate income taxes. The Statement of Operations Data reflects a pro forma provision for income taxes as if the Company had been subject to Federal and state corporate income taxes for all periods. The pro forma provision for income taxes represents a combined Federal and state effective tax rate of 40%.

(3) Adjusted to reflect the application of the estimated net proceeds from the Offering, estimated to be $19.7 million (assuming an initial public offering price of $14.00 per share). The proceeds from the Offering will be used to make the Distribution (see note 4), pay borrowings under a revolving credit facility and two term notes and for general corporate purposes.

(4) Immediately prior to consummation of the Offering, the Company intends to make the Distribution. The Company currently estimates that the Distribution will be $2.5 million.

(5) Upon conversion of the Company to a C corporation at the closing of the Offering, the Company will record $0.7 million in estimated deferred income tax liabilities which will reduce retained earnings and increase liabilities. Retained deficit of the Company (including the stock-based compensation expense), after recording the estimated Distribution and deferred income taxes, will be reclassified and netted against additional paid-in capital.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should consider carefully the risks associated with investing in the Common Stock, including the principal risk factors set forth below, as well as other information set forth in this Prospectus.

     Need to Attract and Retain Qualified Technical Consultants. The Company's business involves the delivery of professional services and is very labor-intensive. The Company's success depends in large part upon its ability to attract, develop, motivate and retain qualified technical consultants, particularly project managers and other senior technical personnel. Qualified technical consultants are in great demand and are likely to remain a limited resource for the foreseeable future. This demand may enable qualified technical consultants to command significantly greater compensation than is currently paid by the Company. There can be no assurance that the Company will be able to continue to attract and retain a sufficient number of qualified technical consultants in the future. Historically, the Company has experienced turnover rates which it believes are consistent with industry norms. As competition for qualified technical consultants increases, there can be no assurance that the turnover rate experienced by the Company will not increase. The Company's inability to hire a sufficient number of qualified technical consultants, or a significant increase in the Company's consultant turnover rate, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Business Strategies."

     Management of Growth. The Company's rapid revenue and employee growth has placed, and could continue to place, significant demands upon its management and other resources. To manage its growth effectively, the Company will be required to continue to develop and improve its operational, financial and other internal systems, as well as its business development capabilities. In addition, the Company's future success will depend in large part upon its ability to maintain high rates of consultant utilization, maintain the quality of its services and integrate and operate the branch offices that were merged into the Company in October 1996. Moreover, none of the Company's senior management has any experience managing a public company. The Company's inability to manage its growth and engagements effectively could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Need to Attract and Retain Qualified Technical Consultants" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Reliance on Century Date Compliance Engagements. Market demand for Century Date Compliance services will likely decrease substantially, and eventually cease, during and after the year 2000. In addition, the Company's growth strategy is substantially dependent upon leveraging its Century Date Compliance expertise to obtain other consulting engagements from its Century Date Compliance clients. If the Company fails to consistently complete Century Date Compliance engagements to its clients' satisfaction or to procure additional consulting engagements from such clients any such failures could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     While several software programs have been developed to assist IT service professionals in making existing systems year 2000-compliant, the Company is unaware of any fully-automated solution (a "silver bullet") to the year 2000 problem. There can be no assurance that a silver bullet will not be developed. Moreover, certain companies may elect to replace their existing systems with year 2000-compliant hardware and software, rather than incur substantial cost in making their existing systems year 2000-compliant. The development of a silver bullet or decisions by a significant number of companies to replace their existing systems with year 2000-compliant hardware and software could have a material adverse effect on the Company's business, financial condition and results of operations.

     Competition. The highly competitive market for IT services includes a large number of competitors and is subject to rapid change. The Company believes its primary competitors include "Big Six" accounting firms, systems consulting and implementation firms, application software firms, service groups of computer equipment companies, general management consulting firms and programming companies. Many of these competitors have significantly greater financial, technical and marketing resources and greater name recognition than the Company. In addition, the Company competes with its clients' internal IT personnel.

Such competition may impose additional pricing pressures on the Company. There can be no assurance that the Company can compete successfully with its existing competitors or with any new competitors. See "Business -- Competition."

     Engagement and Contract Risks. Many of the Company's engagements involve projects that are critical to the operations of its clients' businesses. The Company's failure or inability to complete engagements to its clients' satisfaction could have a material adverse effect on its clients' operations and could consequently subject the Company to litigation or damage the Company's reputation, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Substantially all of the Company's contracts are terminable by the client on relatively short notice, with or without cause and without penalty. The unexpected termination by a client of a significant contract could have a material adverse effect on the Company's consultant utilization rate which, in turn, could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company currently is performing services for several of its significant clients pursuant to oral agreements or written contracts that are no longer in effect. In the event of a dispute, the absence of a written and binding agreement limiting the Company's liability to the client could have a material adverse effect on the Company's business, financial condition and results of operations. Some of the Company's contracts give its clients the right in certain circumstances to hire consultants employed or retained by the Company, and several clients have, in fact, hired Company consultants in the past. The loss of one or more project managers or a significant number of qualified technical consultants to the Company's clients could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company is providing Century Date Compliance services to a client which filed a case under Chapter 11 of the federal Bankruptcy Code in July 1997. As a result, there can be no assurance the Company will receive full payment for services it provides to such client. The Company does not believe that the case will have a material adverse effect on the Company's financial condition or results of operations; however, the case is in an early stage and the ultimate outcome is uncertain. See Note 2 of Notes to Financial Statements.

     Fixed-Price Engagements. The Company principally bills for its services on a "time and materials basis;" however, some of the Company's contracts contain a cap on the amount of fees the Company can charge. The Company occasionally has entered into fixed-price billing engagements and may in the future enter into additional engagements billed on a fixed-price basis. The failure of the Company to complete a fixed-price engagement within budget would expose the Company to risks associated with cost overruns, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Customer Concentration. The Company has derived, and believes that it will continue to derive, a significant portion of its revenues from a limited number of large clients. In 1995, 1996 and for the six months ended June 30, 1997, the Company's largest client accounted for approximately 11%, 16% and 15% of its revenues, respectively, and its ten largest clients accounted for approximately 51%, 52% and 49% of its revenues, respectively. The volume of work performed for specific clients varies from year to year. There can be no assurance that a large client in one year will continue to use the Company's services in a subsequent year. Furthermore, the Company rarely is the exclusive provider of IT consulting services to its clients. The loss of any large client could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Client Base."

     Risks of Branch Expansion. The Company anticipates future growth through branch expansion, which is dependent upon a number of factors, including, but not limited to: (i) the ability to cultivate additional business from existing clients and obtain new clients; (ii) the ability to identify and hire qualified IT consultants within both new and existing markets; and (iii) the continued hiring and training of corporate personnel to open and staff additional branch offices. The Company opened its Dallas branch office in February, 1997. There can be no assurance that any branch offices which may be opened will be profitable. See "-- Need to Attract and Retain Qualified Technical Consultants."

     Intellectual Property Rights. Software developed by SPR in connection with a client engagement typically becomes the exclusive property of the client. Although the Company believes that its services and the software it develops for its clients do not infringe upon the intellectual property rights of others and that it has all rights necessary to utilize the intellectual property employed in its business, the Company is subject to the risk of litigation alleging infringement of third-party intellectual property rights. The Company typically agrees to indemnify its clients against such claims. Any such claims could require the Company to spend significant sums in litigation, pay damages, develop non-infringing intellectual property or acquire licenses to the intellectual property which is the subject of asserted infringement.

     The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its rights, the rights of third parties from whom the Company licenses intellectual property and the proprietary rights of its clients. The Company requires all consultants to sign confidentiality agreements and limits distribution of proprietary information. There can be no assurance, however, that the steps taken by the Company will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. See "Business -- Intellectual Property Rights."

     Reliance Upon Executive Officers and Key Employees. The success of the Company is highly dependent upon the efforts and abilities of its executive officers, particularly Mr. Robert Figliulo, the Company's Chief Executive Officer. Although all of its executive officers and certain key employees will enter into employment agreements with the Company which will contain noncompetition, nondisclosure and nonsolicitation covenants, such agreements do not guarantee that these individuals will continue their employment with the Company. The loss of the services of any of these executive officers or key employees for any reason could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Management -- Employment Agreements."

     Control by Principal Stockholders. After giving effect to the Offering, members of the Figliulo family, in the aggregate, Michael Fletcher and Rene Potter will beneficially own approximately 52.7%, 7.5% and 7.0%, respectively, of the outstanding shares of Common Stock. As a result, such persons collectively will be able to control the outcome of matters requiring a stockholder vote, including the election of directors. Such control could preclude any unsolicited acquisition of the Company and, consequently, adversely affect the market price of the Common Stock. See "Principal and Selling Stockholders" and "Description of Capital Stock -- Delaware Law and Certain Certificate of Incorporation and By-law Provisions; Antitakeover Effects."

     Variability of Quarterly Operating Results. The Company's revenues and earnings have fluctuated and, in the future, may fluctuate from quarter to quarter based on such factors as the number, size and scope of projects in which the Company is engaged, the contractual terms and degree of completion of such engagements, any delays incurred in connection with an engagement, consultant utilization rates, the adequacy of provisions for losses, the accuracy of estimates of resources required to complete ongoing engagements and general economic conditions. Unanticipated variations in the number, or progress toward completion, of the Company's engagements or in consultant utilization rates may cause significant variations in operating results in any particular quarter and could result in losses for such quarter. An unanticipated termination of a major engagement, a client's decision not to proceed to the stage of the engagement anticipated by the Company or the completion during a quarter of several major client engagements could leave the Company with underutilized consultants, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Employment Liability Risks. The Company generally places its consultants in the workplaces of other businesses. Risks of such placement include possible claims of errors and omissions, misuse of client proprietary information, misappropriation of funds, discrimination and harassment, theft of client property, other criminal activity or torts and other claims. Although historically the Company has not experienced any material claims of these types, there can be no assurance that the Company will not experience such claims in the future. To reduce its exposure, the Company maintains insurance covering general liability, workers' compensation claims, errors and omissions and employer practices liability. There can be no assurance, however, that the Company's insurance will cover all such claims, or that such insurance coverage will continue to be available economically in amounts adequate to cover any such liability or that such coverage will adequately compensate the Company for such liabilities.

     Risks of Licensing Century Date Compliance Methodology. The Company has entered into a non-exclusive agreement to license its Century Date Compliance methodology, Renovation2000(SM), and its proprietary software analysis tool, CodeVu(SM), to an unaffiliated technical services company operating in New York and other markets where the Company is not currently doing business. The Company may in the future enter into similar licensing agreements with other third parties in specific geographic regions in which it does not presently conduct business. There can be no assurance that such licensees will properly utilize the Company's methodology or software analysis tool. The failure by licensees to adhere strictly to SPR's standards in utilizing the Renovation2000(SM) methodology or CodeVu(SM) in Century Date Compliance engagements could subject SPR to litigation and harm SPR's reputation thereby resulting in a material adverse effect on the Company's business, financial condition and results of operations.

     Absence of Prior Public Market; Possible Volatility of Stock Price. Prior to the Offering, there has not been a public market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained after the Offering. The initial public offering price for the Common Stock offered hereby will be determined by negotiations between the Company and the representatives of the Underwriters, and may not be indicative of the market price for the Common Stock after the Offering. See "Underwriting" for a discussion of factors to be considered in determining the initial public offering price. There can be no assurance that the market price of the Common Stock will not decline below the initial public offering price. The Company believes that variations in the Company's results of operations and other factors, including general economic conditions, may cause the market price of the Common Stock to fluctuate significantly. The market price for the Common Stock may also be affected by the Company's ability to meet analysts' expectations, and any failure to meet such expectations, even if minor, could have a material adverse effect on the market price of the Common Stock. In addition, from time to time in recent years, the securities markets have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. Following the Offering, sales or the expectation of sales of substantial amounts of Common Stock in the public market by the Company or its stockholders also could adversely affect the prevailing market prices for the Common Stock. See "Underwriting."

     Immediate and Substantial Dilution. The assumed initial public offering price is substantially higher than the pro forma net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in the Offering will therefore incur immediate and substantial dilution of $11.60 per share of Common Stock based on an assumed initial public offering price of $14.00 per share. To the extent outstanding options to purchase Common Stock are exercised, there will be further dilution. See "Dilution."

     Significant Unallocated Net Proceeds. The only specific allocations of the Company's anticipated net proceeds from the Offering is the payment to existing stockholders of the Distribution; repayment of certain indebtedness; funding of additional consultant training; and costs associated with the development and expansion of off-site service centers (the "Virtual Insourcing Centers"). See "Business -- Growth Strategies -- Develop Additional Virtual Insourcing Centers." Accordingly, a substantial majority of the Company's anticipated net proceeds of the Offering has not been designated for specific uses. The Board of Directors of the Company will have broad discretion with respect to the use of such unallocated net proceeds. See "Use of Proceeds."

     Anti-takeover Provisions. The Company's Certificate of Incorporation and By-laws and the Delaware General Corporation Law contain certain provisions that could have the effect of discouraging or making more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise, even though such an acquisition might be economically beneficial to the Company's stockholders. These include provisions under which (i) only the Chairman of the Board or the President may call meetings of stockholders, and (ii) stockholders must comply with certain advance notice procedures to nominate candidates for election as directors of the Company and to submit proposals for consideration at stockholders' meetings. The ability of the Board of Directors to issue up to 3,000,000 shares of preferred stock, in one or more classes or series, and with such powers, designations, preferences and relative, participating, optional or special rights, qualifications, limitations or restrictions as may be determined by the Board of Directors of the Company, also could make an acquisition of the Company more difficult. In addition, these provisions may make the removal of management more difficult, even in cases where such removal would be favorable to the interests of the Company's stockholders. See "-- Control by Principal Stockholders," "Management -- Directors and Executive Officers" and "Description of Capital Stock -- Delaware Law and Certain Certificate of Incorporation and By-law Provisions; Anti-Takeover Effects."

     Benefits to Existing Stockholders. The existing stockholders of the Company will realize substantial benefits from the Offering, including the creation of a public market for the Common Stock and an immediate increase in the net tangible book value of their shares of Common Stock. Moreover, a portion of the Company's net proceeds from the Offering will be used to make the Distribution to the existing stockholders. In addition, certain stockholders of the Company intend to sell an aggregate of 1,000,000 shares of Common Stock in the Offering (1,390,000 shares if the underwriters' over-allotment option is exercised in full). The proceeds of such proposed sales (net of estimated underwriting discounts and commissions) based upon an assumed initial public offering price of $14.00 per share will significantly exceed the amount paid for such shares by the Selling Stockholders. See "Use of Proceeds," "Dilution," "Certain Transactions" and "Principal and Selling Stockholders."

     Shares Eligible for Future Sale. Upon completion of the Offering, the Company will have 8,067,400 shares of Common Stock outstanding, of which the 2,600,000 shares sold pursuant to the Offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act") (other than by an "affiliate" of the Company, as defined in the Securities Act), and the remaining 5,467,400 shares will be "restricted securities" under Rule 144 ("Rule 144") promulgated under the Securities Act. Holders of the restricted shares will be eligible to sell such shares pursuant to Rule 144 at prescribed times and subject to the manner of sale, volume, notice and information restrictions of Rule 144. In addition, 1,044,252 shares of Common Stock are reserved for issuance under the Company's Combined Incentive and Non-statutory Stock Option Plan (the "Option Plan") and 500,000 shares of Common Stock are reserved for issuance under the Company's Employee Stock Purchase Plan. The Company intends to register under the Securities Act all of the shares covered by the Option Plan and the Employee Stock Purchase Plan, which shares upon issuance would become freely tradeable without restriction. Each of (i) the Company, (ii) all of the Company's executive officers and directors, and (iii) all stockholders of the Company owning Common Stock immediately prior to the Offering have agreed not to offer, sell, contract to sell or otherwise dispose of, any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, or grant any options or warrants to purchase Common Stock, except in certain circumstances, for 180 days after the date of this Prospectus without the prior consent of Smith Barney Inc., which agreements may be waived by Smith Barney Inc. in its discretion. None of the 5,467,400 shares of Common Stock which are restricted securities will be eligible for sale after the expiration of such lock-up agreements until the applicable holding period under Rule 144 has expired. The current minimum Rule 144 holding period is one year. Thereafter, all 5,467,400 shares of Common Stock which are restricted securities will be eligible for sale subject to the provisions of Rule 144. Following the Offering, sales or the expectation of sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price for the Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. See "Shares Eligible for Future Sale" and "Underwriting."

                                  THE COMPANY

     The Company's business was founded in 1973 by Eugene Figliulo as Systems & Programming Resources, Inc. ("Systems Inc."). During 1994, Systems Inc. transferred certain assets and liabilities to SPR Chicago, SPR Tulsa, and SPR Wisconsin, respectively. These entities were organized as S corporations and owned by the executives primarily responsible for the operations in each of these locations. SPR Chicago, SPR Tulsa, SPR Wisconsin, Systems Inc. and DataFlex (an affiliated IT services company in a complementary business) were merged into the Company upon the Company's formation in October 1996. See "Certain Transactions."

     The Company maintains its principal executive offices at 2015 Spring Road, Oak Brook, Illinois 60523-1874. Its telephone number is (630) 990-2040. The Company's World Wide Web address is www.sprinc.com.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,600,000 shares of Common Stock offered by it hereby (after deducting estimated underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $19.7 million, based upon an assumed initial public offering price of $14.00 per share of Common Stock.

     The principal purposes of the Offering are to increase the Company's equity capital and financial flexibility, create a public market for the Common Stock, facilitate future access by the Company to the public equity markets, enhance the Company's ability to use Common Stock as a means of attracting and retaining key employees and technical staff, and provide working capital to fund the Company's growth strategies. See "Business -- Growth Strategies" and "Business -- Recruiting and Training."

     The Company intends to use a portion of its net proceeds from the Offering to make the Distribution to existing stockholders of the Company in an amount equal to the Company's undistributed S corporation earnings for the period from November 1, 1996 through the closing date of the Offering. The Company currently estimates that the Distribution will be $2.5 million. See "Certain Transactions." In addition, the Company intends to use approximately $2.8 million of its net proceeds to pay outstanding indebtedness under a revolving credit facility and two term notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for information regarding interest rates, maturities and use of proceeds of indebtedness.

     Approximately $1.0 million of the net proceeds will be used to build-out and equip additional Virtual Insourcing Centers. See "Business -- Growth Strategies -- Develop Additional Virtual Insourcing Centers." As of June 30, 1997, the Company had not incurred, or made any commitments to incur, significant capital expenditures with respect to the additional Virtual Insourcing Centers.

     The Company intends to use the remaining net proceeds for general corporate purposes, including the expansion of its entry-level training program, working capital, branch expansion and possible acquisitions of related businesses. The Company is not currently engaged in any negotiations for the acquisition of any other business. Pending any of the foregoing uses, the Company intends to invest the net proceeds in short-term, investment grade securities, certificates of deposit or direct or guaranteed obligations of the United States government. The Company will not receive any proceeds from shares of Common Stock sold by the Selling Stockholders.

                                DIVIDEND POLICY

     Except for the distributions to stockholders to fund their payments of taxes, the Company has not declared or paid any cash dividends on the Common Stock. After the Offering, except for the Distribution, the Company expects to retain any future earnings to finance the operation and expansion of its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Any future determination as to the payment of dividends will depend upon the results of operations, financial condition, capital expenditure plans and other obligations of the Company and will be at the sole discretion of the Company's Board of Directors.

                                 CAPITALIZATION

     The following table sets forth the Company's long-term indebtedness and capitalization as of June 30, 1997 and as adjusted to give effect to the sale of 1,600,000 shares of Common Stock offered by the Company (at an assumed initial public offering price of $14.00 per share) and the application of the estimated net proceeds therefrom. The information set forth below should be read in conjunction with the Financial Statements and related Notes thereto contained elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                    AS OF JUNE 30, 1997
                                                                ----------------------------
                                                                 ACTUAL          AS ADJUSTED
                                                                 ------          -----------
                                                                        (UNAUDITED)
                                                                       (IN THOUSANDS)
Current debt................................................    $  2,103          $    206
                                                                ========          ========
Long-term debt, less current maturities.....................         930                23
                                                                --------          --------
Stockholders' equity:
  Preferred Stock, $.01 par value; 3,000,000 shares
     authorized; no shares issued and outstanding...........          --                --
  Common Stock, $.01 par value; 25,000,000 shares
     authorized; 6,467,400 shares issued and outstanding
     actual; 8,067,400 shares issued and outstanding as
     adjusted...............................................          64(1)             81(1)
Additional paid-in capital..................................      46,735            66,451(2)
Retained deficit............................................     (43,976)          (47,205)(2)
                                                                --------          --------
Total stockholders' equity..................................       2,823            19,327(2)
                                                                --------          --------
  Total capitalization......................................    $  3,753          $ 19,350
                                                                ========          ========

-------------------------
(1) Excludes 1,044,252 shares of Common Stock reserved for issuance upon exercise of options granted or to be granted pursuant to the Option Plan and 500,000 shares of Common Stock reserved for issuance pursuant to the Employee Stock Purchase Plan. See "Management -- Stock Plans," "Description of Capital Stock" and Notes 11 and 15 of Notes to Financial Statements.

(2) Immediately prior to closing of the Offering, the Company intends to make the Distribution. The Company currently estimates that the Distribution will be $2.5 million. Upon conversion of the Company to a C corporation at the closing of the Offering, the Company will record approximately $0.7 million in deferred income taxes which will reduce retained earnings and increase liabilities. Retained deficit of the Company (including the stock-based compensation expense), after recording the estimated Distribution and deferred income tax liabilities, will be reclassified and netted against additional paid-in capital in connection with the termination of the Company's S corporation election.

                                    DILUTION

     As of June 30, 1997, the Company's net tangible book value was $2,823,413 or $.44 per share of Common Stock. Net tangible book value per share represents the Company's total net tangible assets less total liabilities divided by the number of shares of Common Stock outstanding. Without taking into account any other changes in net tangible book value after June 30, 1997, other than to give effect to the Company's receipt of its portion of the estimated net proceeds of the Offering, at an assumed initial public offering price of $14.00 per share, the payment of the Distribution and the recording of deferred taxes of approximately $0.7 million, the pro forma net tangible book value of the Company on June 30, 1997 would have been $19,326,613 or $2.40 per share. This represents an immediate increase in net tangible book value to the existing stockholders of approximately $2.46 per share and an immediate dilution to purchasers of shares of Common Stock in the Offering of $11.60 per share, as illustrated by the following:

Assumed initial public offering price per share.............             $14.00
  Net tangible book value per share as of June 30, 1997.....    $ .44
  Decrease per share attributable to the Distribution and
     deferred taxes(1)......................................     (.50)
  Increase per share attributable to new investors..........     2.46
Pro forma net tangible book value per share after the
  Offering(2)...............................................               2.40
                                                                         ------
Net tangible book value per share dilution to new
  investors.................................................             $11.60
                                                                         ======

-------------------------
(1) Includes the Distribution and deferred taxes of $0.7 million to be recorded upon conversion of the Company from an S corporation to a C corporation.

(2) Does not reflect 1,044,252 shares of Common Stock reserved for issuance upon exercise of options granted or to be granted in the future pursuant to the Option Plan (of which options to purchase 819,215 shares of Common Stock are currently outstanding at an exercise price of $7.66 per share).

     The following table sets forth, at June 30, 1997, after giving effect to the Offering, the differences between existing stockholders and new investors who purchase Common Stock in the Offering at the assumed initial public offering price of $14.00 per share, with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid:

                                    SHARES PURCHASED(1)(2)           TOTAL CONSIDERATION
                                    -----------------------       -------------------------       AVERAGE PRICE
                                     NUMBER         PERCENT         AMOUNT          PERCENT         PER SHARE
                                     ------         -------         ------          -------       -------------
Existing stockholders...........    6,467,400         80.2%       $46,799,536(3)      67.6%          $ 7.24(3)
New investors...................    1,600,000         19.8         22,400,000         32.4            14.00
                                    ---------        -----        -----------        -----
     Total......................    8,067,400        100.0%       $69,199,536        100.0%
                                    =========        =====        ===========        =====

-------------------------
(1) Excludes 1,044,252 shares of Common Stock reserved for issuance upon exercise of options granted or to be granted pursuant to the Option Plan (of which options to purchase 819,215 shares of Common Stock are currently outstanding at an exercise price of $7.66 per share). To the extent such options are exercised, there will be further dilution to new investors.

(2) The above table is based on ownership as of June 30, 1997. Sales by Selling Stockholders in the Offering will reduce the number of shares held by existing stockholders to 5,467,400 shares or 67.8% of the total number of shares of Common Stock outstanding after the Offering (62.9% if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares held by new investors to 2,600,000 shares or 32.2% of the total number of shares of Common Stock outstanding after the Offering (37.1% if the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Stockholders."

(3) Represents the sum of stated capital and additional paid-in capital, which includes an aggregate of $46.7 million, or $7.23 per share, of non-cash, stock-based compensation for 1994, 1995 and 1996.

                            SELECTED FINANCIAL DATA

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The following selected financial data should be read in conjunction with the Financial Statements of the Company and notes thereto. The Statement of Operations Data and Balance Sheet Data for, and as of, the end of each of the years in the four year period ended December 31, 1996 are derived from the audited Financial Statements of the Company and included herein in reliance upon the report of Arthur Andersen LLP as experts in auditing and accounting. The Statement of Operations Data and Balance Sheet Data for, and as of, the year ending December 31, 1992 and the six months ended June 30, 1996 and 1997, have been derived from the unaudited financial statements of the Company and in the opinion of management include all adjustments (consisting of normal and recurring adjustments) which are necessary to present fairly the results of operations and financial position of the Company for the period and at the date presented.

                                                                                                   SIX MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,                              JUNE 30,
                                  -------------------------------------------------------      ------------------------
                                   1992     1993      1994          1995          1996           1996           1997
                                   ----     ----      ----          ----          ----           ----           ----
                                                                                                     (UNAUDITED)
STATEMENT OF OPERATIONS DATA:(1)
  Revenues......................  $9,122   $11,731   $14,797      $ 22,908      $  32,511      $  15,087      $  22,722
  Cost of services..............   6,904     8,338    10,424        15,525         23,287         10,652         13,990
                                  ------   -------   -------      --------      ---------      ---------      ---------
  Gross profit..................   2,218     3,393     4,373         7,383          9,224          4,435          8,732
  Costs and expenses:
    Selling.....................     743     1,012     1,165         2,141          3,046          1,366          2,093
    Recruiting..................     290       341       410           777          1,323            612            698
    Stock-based compensation....      --        --     6,510(2)     27,987(2)      12,231(2)       9,510(2)          --
    General and
      administrative............   1,015     1,230     1,334         1,642          3,742          1,328          3,719(3)
                                  ------   -------   -------      --------      ---------      ---------      ---------
  Total costs and expenses......   2,048     2,583     9,419        32,547         20,342         12,816          6,510
                                  ------   -------   -------      --------      ---------      ---------      ---------
  Operating income (loss).......     170       810    (5,046)(2)   (25,164)(2)    (11,118)(2)     (8,381)(2)      2,222
  Other income (expense)........      27         6       (57)         (109)           (71)           (22)          (101)
                                  ------   -------   -------      --------      ---------      ---------      ---------
  Income (loss) before income
    taxes.......................     197       816    (5,103)(2)   (25,273)(2)    (11,189)(2)     (8,403)(2)      2,121
  Provision for income taxes....      15         4        75            21              9             --              1
                                  ------   -------   -------      --------      ---------      ---------      ---------
  Net income (loss), as
    reported(4).................  $  182   $   812   $(5,178)(2)  $(25,294)(2)  $ (11,198)(2)  $  (8,403)(2)  $   2,120
                                  ======   =======   =======      ========      =========      =========      =========
  Pro forma provision for income
    taxes(4)....................                                                      408            443            847
                                                                                ---------      ---------      ---------
  Pro forma net income
    (loss)(4)...................                                                $ (11,606)     $  (8,846)     $   1,273
                                                                                =========      =========      =========
  Pro forma net income (loss)
    per share(4)(5).............                                                $   (1.74)     $   (1.33)     $     .19
                                                                                =========      =========      =========
  Weighted average common shares
    outstanding(5)..............                                                6,659,412      6,659,412      6,659,412
BALANCE SHEET DATA (AT END OF
  PERIOD)(1):
  Cash..........................  $  298   $   289   $ 1,083      $  1,109      $     356      $     502      $     546
  Working capital...............   1,098     1,771     1,674         2,370          1,194          2,112          2,140
  Total assets..................   1,670     2,418     3,573         5,584          7,131          5,500          8,726
  Long-term debt, less current
    portion.....................      --        --     1,841           704            206            397            930
  Total stockholders' equity....   1,149     1,954       326         2,275          2,507          2,757          2,823

---------------
(1) In October 1996, Systems Inc., SPR Chicago, SPR Tulsa, SPR Wisconsin and DataFlex merged into SPR and, in connection therewith, the stockholders of such companies received an aggregate of 6,467,191 shares of Common Stock of SPR. The financial data above has been restated to include the financial position and results of operations of the respective companies for all periods presented.

(2) In 1994, Systems Inc. transferred certain assets and liabilities to SPR Chicago and SPR Wisconsin. Inasmuch as such 1994 transactions were among family members within a control group, such transactions have been recorded in the Company's financial statements as if the stockholders of SPR

     Chicago and SPR Wisconsin received non-cash, stock-based compensation during 1994, 1995 and 1996 in an amount equal to the increase in the estimated value of such companies since 1994. This expense is non-recurring subsequent to October 31, 1996. Such compensation expense is recorded as stock-based compensation with the corresponding credit included in additional paid-in capital. Upon conversion of the Company to a C corporation upon closing of the Offering, the retained deficit of the Company, which includes the aggregate stock-based compensation expense, will be reclassified and netted against additional paid-in capital. Excluding such compensation expense, net income for 1996 and the six months ended June 30, 1996 on a pro forma basis would have been $0.6 million and $0.7 million, respectively. See "Prospectus Summary -- Summary Unaudited Pro Forma Financial Data" and Note 10 of Notes to Financial Statements.

(3) General and administrative expenses include $0.2 million of expenses related to the Company's March 1997 proposed initial public offering that was postponed. Total costs of the March 1997 offering were approximately $0.8 million of which $0.2 million was expensed in the second quarter of 1997 and $0.6 million will be charged against the proceeds of the Offering.

(4) Prior to the Offering, the Company was an S corporation and was not subject to Federal and certain state corporate income taxes. The Statement of Operations Data reflects a pro forma provision for income taxes as if the Company had been subject to Federal and state corporate income taxes for 1996 and the six months ended June 30, 1997. The pro forma provision for income taxes represents a combined Federal and state effective tax rate of 40%. The pro forma provision for income taxes is computed by multiplying the effective tax rate times the income (loss) before income taxes adjusted to eliminate the stock-based compensation expense and subtracting income taxes previously recorded.

(5) Pro forma net income (loss) per share information assumes that 192,012 of the shares of Common Stock being offered by the Company hereby were outstanding during the periods indicated. This represents the approximate number of shares of Common Stock which are being offered by the Company (assuming an initial public offering price of $14.00 per share and after deducting estimated underwriting discounts and commissions) to enable the Company to make the Distribution. The Company currently estimates that the Distribution will be $2.5 million.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     The following section of the Prospectus, Management's Discussion and Analysis of Financial Condition and Results of Operations, contains certain forward-looking statements that involve substantial risks and uncertainties. "Expect," "believe" and similar expressions, as they relate to the Company or its management, are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results, performance or achievements expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors."

COMPANY OVERVIEW

     The Company was founded in 1973 and derives its revenues from providing IT consulting services. SPR principally bills its clients on a "time and materials basis" and revenues are recognized as services are provided. The Company has occasionally entered into fixed-price billing engagements and may enter into more such engagements in the future. Typically, the Company bills for its services on a biweekly basis to monitor client satisfaction and to manage its outstanding accounts receivable balances. The Company's cost of services consists primarily of consultant compensation and related expenses. Accordingly, the Company's financial performance is substantially affected by billing margins (billable hourly rate less consultant hourly cost) and consultant utilization rates (the ratio of hours billed to total available hours).

     Historically, SPR has maintained its billing margins by increasing its hourly rates to offset increases in its consulting staff costs. The Company manages its billing margins by establishing a target billing rate for each consultant; however, actual billing rates may be higher or lower than the target billing rates depending upon competitive pressures and market conditions. Hourly billing rate increases are generally implemented by the Company based upon market conditions, consultant skill levels and the terms of its engagements.

     To date, the Company believes that it has effectively managed its consultant utilization rates. Fluctuations in consultant utilization rates result from variations in the amount of unassigned time, which historically has consisted of training, vacation, sick and holiday time and time spent on administrative support activities while between engagements. In order to reduce unassigned time, the Company actively manages the terms of its engagements and matches available consultants based upon client requirements. In addition, the number of new consultant training programs and the amount of time it takes to assign the newly trained consultants vary, thereby affecting the Company's consultant utilization rates from period to period.

     The Company believes that its business and growth strategies are primarily dependent upon the availability of qualified technical consultants. To address the shortage of qualified technical consultants, the Company has developed a three-year training program targeted at college graduates with degrees other than computer science. The initial seven-week entry-level course specifically focuses on Century Date Compliance, while advanced course modules concentrate on the Company's other service offerings. The individuals enrolled in the entry-level training course are paid a salary commensurate with the salary paid to computer science graduates. Since the commencement of the entry-level training program on February 15, 1996, 84 individuals have entered and successfully completed entry-level training. The Company incurred approximately $1.3 million in expenses attributable to the training program in 1996, all of which have been expensed as incurred. These expenses adversely affected gross profit and operating income in 1996. Employees who complete the entry-level course and are placed on customer engagements generate significantly higher gross margins than the Company's more experienced consultants. The Company believes that these higher margins are sufficient to fund additional training classes on a regular basis while increasing overall corporate profitability. The Company intends to conduct additional training classes on a regular basis.

     In 1994, Systems Inc. transferred certain assets and liabilities to SPR Chicago and SPR Wisconsin. Inasmuch as such 1994 transactions were among family members within a control group, such transactions have been recorded in the Company's financial statements as if the stockholders of SPR Chicago and SPR

Wisconsin received noncash, stock-based compensation during 1994, 1995 and 1996. This compensation expense was allocated to each such period based upon the increase in the estimated fair market value of SPR Chicago and SPR Wisconsin during the respective periods. This expense is non-recurring subsequent to October 31, 1996. The pro forma financial data eliminates such expense from operating income for 1996 and for the six months ended June 30, 1996; accordingly, pro forma operating income reflects additional income of $12.2 million in 1996 and $9.5 million for the six months ended June 30, 1996. Upon the conversion of the Company to a C corporation at closing of the Offering, the retained deficit of the Company, which includes the aggregate stock-based compensation expense, will be reclassified and netted against additional paid-in capital.

RESULTS OF OPERATIONS

     The following table sets forth selected statements of operations data as a percentage of revenues for the periods indicated:

                                                                           PERCENTAGE OF REVENUE
                                                              ------------------------------------------------
                                                                                                 SIX MONTHS
                                                               YEAR ENDED DECEMBER 31,         ENDED JUNE 30,
                                                              --------------------------       ---------------
                                                              1994       1995       1996       1996       1997
                                                              ----       ----       ----       ----       ----
Revenues....................................................  100%        100%      100%       100%       100%
Cost of services............................................   70          68        72         71         62
                                                              ---        ----       ---        ---        ---
    Gross profit............................................   30          32        28         29         38
Costs and expenses:
  Selling...................................................    8           9         9          9          9
  Recruiting................................................    3           3         4          4          3
  Stock-based compensation(1)...............................   44         122        38         63         --
  General and administrative................................    9           7        11          9         17(2)
                                                              ---        ----       ---        ---        ---
    Total costs and expenses................................   64         141        62         85         29
                                                              ---        ----       ---        ---        ---
Operating income (loss)(1)..................................  (34)       (109)      (34)       (56)         9
Provision for income taxes..................................    1          --        --         --         --
                                                              ---        ----       ---        ---        ---
Net income (loss)(1)........................................  (35)%      (109)%     (34)%      (56)         9
                                                              ===        ====       ===        ===        ===

-------------------------

(1) In 1994, Systems Inc. transferred certain assets and liabilities to SPR Chicago and SPR Wisconsin. Inasmuch as such transactions were among family members within a control group, such transactions have been recorded in the Company's financial statements as if the stockholders of SPR Chicago and SPR Wisconsin received non-cash, stock-based compensation during 1994, 1995 and 1996, in an amount equal to the increase in the estimated value of such companies since 1994. This expense is non-recurring subsequent to October 31, 1996. The Summary Unaudited Pro Forma Financial Data eliminates such expense from operating income for the year ended December 31, 1996 and for the six months ended June 30, 1996; accordingly, operating income for 1996 and the six months ended June 30, 1996 was increased by $12.2 million and $9.5 million, respectively. See Note 10 of Notes to Financial Statements.

(2) General and administrative expenses include bad debt expense of approximately $0.5 million relating primarily to a retail customer which recently filed for Chapter 11 bankruptcy and $0.2 million of expenses related to the Company's March 1997 proposed initial public offering that was postponed.

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

     Revenues. Revenues increased 51% to $22.7 million in the first six months of 1997 from $15.1 million in the comparable 1996 period. This increase was primarily the result of revenue generated by the consultants who completed the entry-level training program in 1996 and of an increased number of engagements for both new and existing clients. A higher proportion of these engagements were for strategic planning and assessment for Century Date Compliance engagements, which yield higher billing rates. Revenues from Century Date Compliance engagements increased to $8.7 million in the first six months of 1997 from $2.1 million in the comparable 1996 period.

     Gross Profit. Gross profit consists of revenues less cost of services, which includes consultant salaries, benefits and travel expenses. Gross profit increased 97% to $8.7 million in the first six months of 1997 from $4.4 million in the comparable 1996 period. Gross profit as a percentage of revenues increased to 38% in the first six months of 1997 from 29% in the comparable 1996 period. The increase in gross profit was primarily attributable to higher billing rates and a higher billing-to-consultant cost ratio. The higher billing rates were realized as a result of the increase in project management engagements and the higher billing ratio was attributable primarily to the placement of consultants who completed the entry-level training program in 1996.

     Selling Expenses. Selling expenses include the salaries, benefits, commissions, bonuses, travel, entertainment and other direct costs associated with the Company's direct sales force. Selling expenses increased 53% to $2.1 million in the first six months of 1997 from $1.4 million in the comparable 1996 period. This increase was primarily the result of increased commissions attributable to the 51% increase in sales over the comparable period. The Company's selling expenses as a percentage of revenues were 9% in both the first six months of 1997 and in the comparable 1996 period.

     Recruiting Expenses. Recruiting expenses consist of costs related to hiring new personnel, which include the salaries, benefits, bonuses and other direct costs of the in-house recruiters, consultant relocation fees, recruiters' travel expenses, and advertising costs. The Company hired 160 consultants during the first six months of 1997 compared to 149 in the first six months of 1996. Recruiting expenses increased to $0.7 million in the first six months of 1997 from $0.6 million in the comparable 1996 period. Total recruiting costs per hire increased to approximately $4,400 in the first six months of 1997 from approximately $4,100 in the comparable 1996 period.

     Stock-based Compensation Expense. Stock-based compensation expense consists of non-cash expense resulting from the financial statement treatment of the 1994 transfers by Systems Inc. of certain of its assets and liabilities to SPR Chicago and SPR Wisconsin. The stock-based compensation expense was allocated to each period based upon the increase in the estimated fair market value of SPR Chicago and SPR Wisconsin. The increase in the estimated fair market value of SPR Chicago and SPR Wisconsin for the periods presented was based primarily upon SPR Chicago's and SPR Wisconsin's revenue growth over such periods. The expense is non-recurring subsequent to October 31, 1996. Stock-based compensation expense allocated to the six months ended June 30, 1996 was $9.5 million.

     General and Administrative Expenses. General and administrative expenses include salaries and benefits of management and support staff, leased facilities cost, training, travel expenses related to general and administrative matters, outside professional fees, depreciation and all other corporate costs. General and administrative expenses increased 180% to $3.7 million in the first six months of 1997 from $1.3 million in the comparable 1996 period. This increase was primarily attributable to six additional employees, general salary and management bonus increases, bad debt expense of approximately $0.5 million relating primarily to a client which recently filed for Chapter 11 bankruptcy and $0.2 million in expenses relating to the Company's March 1997 proposed initial public offering that was postponed. Total costs of the March 1997 offering were approximately $0.8 million, of which $0.2 million was expensed in the second quarter of 1997 and $0.6 million was deferred and will be charged against the proceeds of the Offering. Additional factors contributing to this increase include increased rent relating to new office space in Wisconsin, increased depreciation, increased professional fees and training costs associated primarily with outside instructors.

1996 COMPARED TO 1995

     Revenues. Revenues increased 42% to $32.5 million in 1996 from $22.9 million in 1995. This increase was primarily the result of an increased number of engagements for both new and existing clients. A higher proportion of these engagements were for strategic planning and assessment for Century Date Compliance engagements, which yield higher billing rates. Revenues from Century Date Compliance engagements increased to $9.0 million in 1996 from $0.6 million in 1995.

     Gross Profit. Gross profit increased 25% to $9.2 million in 1996 from $7.4 million in 1995. Gross profit as a percentage of revenues decreased to 28% in 1996 from 32% in 1995. The decrease in gross profit was primarily attributable to salaries and benefits of trainees enrolled in the entry-level training program, and the subsequent delay in the assignment of these individuals to billable engagements. This resulted in an increase in expenses of approximately $0.8 million without any increase in revenues. In addition, the Company hired 20 project managers (an increase of 200% from 1995) to satisfy anticipated demand for the Company's services. The Company's operating income for the year ended December 31, 1996 was adversely affected by the large number of project managers hired during such period and the amount of time these project managers devoted to enhancing the Company's proprietary methodologies and performing marketing and administrative activities. The Company believes that operating income should continue to improve as these project managers devote more time to billable engagements.

     Selling Expenses. Selling expenses increased 42% to $3.0 million in 1996 from $2.1 million in 1995. This increase was primarily the result of increased commissions attributable to the 42% increase in sales over 1995. The Company's selling expenses, as a percentage of revenues, were 9% in 1996 and 1995.

     Recruiting Expenses. The Company hired 292 consultants during 1996 compared to 254 in 1995. Recruiting expenses increased 70% to $1.3 million in 1996 from $0.8 million in 1995. The Company employed on average 4 more recruiters in 1996 than in 1995 to handle the increased hiring activity. As a result of such additions, total recruiting costs per hire increased to approximately $4,500 in 1996 from approximately $3,100 in 1995.

     Stock-based Compensation Expense. Stock-based compensation expense allocated to 1996 was $12.2 million compared to $28.0 million allocated to 1995.

     General and Administrative Expenses. General and administrative expenses increased 128% to $3.7 million in 1996 from $1.6 million in 1995. This increase was primarily attributable to hiring eight additional employees, increased rent relating to new office space in Chicago and Wisconsin, increased depreciation, training costs associated primarily with outside instructors and initial staffing of the IDS business unit, including the reclassification of certain employee salaries from cost of services and selling expenses to reflect the change in responsibilities of these employees.

1995 COMPARED TO 1994

     Revenues. Revenues increased 55% to $22.9 million in 1995 from $14.8 million in 1994. The increase was primarily the result of an increased demand for the Company's services from both new and existing clients and a continuing shift from contract programming to project management engagements yielding higher billing rates. Revenues from Century Date Compliance engagements increased to $0.6 million in 1995 from an immaterial amount in 1994.

     Gross Profit. Gross profit increased 69% to $7.4 million in 1995 from $4.4 million in 1994 and, as a percentage of revenues, increased to 32% of revenues in 1995 from 30% in 1994. This increase resulted from higher billing rates without commensurate increases in consultant hourly costs resulting from the shift from contract programming to project management and the completion of two out-of-town engagements in 1994 in which per diem expenses were paid to consultants but not passed through to clients. Out-of-town expenses, such as travel expenses, generally are passed through to the Company's clients; however, in the case of these two engagements, the Company agreed to bear such expenses and recorded this expense as cost of services in 1994.

     Selling Expenses. Selling expenses increased 84% to $2.1 million in 1995 from $1.2 million in 1994. This increase was primarily the result of increased commissions due to a 55% increase in sales in 1995 over 1994. In addition, the Company hired four additional salespersons in 1995.

     Recruiting Expenses. Recruiting expenses increased 89% to $0.8 million in 1995 from $0.4 million in 1994. This increase was the result of hiring seven additional recruiters to expand hiring activity required by the increased demand for the Company's service offerings. The Company hired 254 consultants in 1995 compared to 168 in 1994. As a result of hiring the additional recruiters, total recruiting costs per hire increased to approximately $3,100 in 1995 from approximately $2,400 in 1994.

     Stock-based Compensation Expense. Stock-based compensation expense allocated to 1995 was $28.0 million compared to $6.5 million allocated to 1994.

     General and Administrative Expenses. General and administrative expenses increased 23% to $1.6 million in 1995 from $1.3 million in 1994. This increase was primarily due to management salary and bonus increases, the hiring of a Director of Human Resources, four general office staff employees and an increase in depreciation. General and administrative expenses as a percentage of revenues decreased to 7% in 1995 from 9% in 1994 as a result of the rapid growth in revenues.

UNAUDITED QUARTERLY RESULTS

     The following tables set forth certain unaudited quarterly data for the periods shown:

                                      1995 QUARTER ENDED                      1996 QUARTER ENDED              1997 QUARTER ENDED
                             -------------------------------------   -------------------------------------   --------------------
                             MAR. 31   JUNE 30   SEP. 30   DEC. 31   MAR. 31   JUNE 30   SEP. 30   DEC. 31   MAR. 31      JUNE 30
                             -------   -------   -------   -------   -------   -------   -------   -------   -------      -------
                                                                        (IN THOUSANDS)
Revenues...................   $4.5      $5.3      $6.3      $6.8      $7.4      $7.6      $8.4      $9.1      $10.5        $12.2
Gross profit...............    1.4       1.7       2.1       2.2       2.3       2.1       2.6       2.2        3.8          4.9

     Operating results fluctuate based upon the timing of service offering expansion activities, the hiring and training of consultants, the initiation and completion of engagements, the timing of corporate expenditures and the number of billable days in a quarter.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its growth principally through cash flows from operations. The Company's primary source of liquidity is the collection of its accounts receivable. Accounts receivable have grown as the Company's operations have grown. Receivables have decreased to 33 days of revenues at June 30, 1997 from 43 days of revenues at December 31, 1996 and 45 days of revenues at December 31, 1995. The Company continues to work with its clients to attempt to shorten receivable cycles on a case-by-case basis.

     Net cash flow provided by operating activities, primarily to fund the growth in accounts receivable, totaled $0.7 million, $1.6 million and $1.3 million for the years ended December 31, 1996, 1995, and 1994, respectively, and totaled $1.5 million and $0.9 million for the six months ended June 30, 1997 and 1996, respectively. Net cash (used in) the Company's investing activities, primarily to fund capital expenditures, totaled ($0.9 million), ($0.1 million) and ($0.2 million) for the years ended December 31, 1996, 1995, and 1994, respectively, and totaled ($0.3 million) and ($0.4 million) for the six months ended June 30, 1997 and 1996, respectively. Net cash (used in) financing activities consisting primarily of payments on a note payable to Eugene Figliulo and dividend distributions to stockholders to fund their payment of taxes due on S corporation income totaled ($0.5 million), ($1.5 million) and ($0.4 million) for the years ended December 31, 1996, 1995 and 1994, respectively, and totaled ($1.0 million) and ($1.1 million) for the six months ended June 30, 1997 and 1996, respectively.

     The Company periodically has supplemented cash generated by operations with term loans and short-term borrowings under lines of credit. The proceeds from a $0.3 million term note funded furniture and equipment purchases for the Company's Chicago facility. The term note matures on December 31, 2000, bears interest at 9% per annum, with principal and interest payable monthly, and is secured by certain accounts receivable and other assets. As of June 30, 1997, this term note had an outstanding balance of $0.2 million. The Company intends to pay this term note with part of the net proceeds from the Offering.

     Due to the significant growth the Company has experienced, two lines of credit were established in 1996. These lines of credit provided for maximum borrowings of $2.5 million and were limited based upon a percentage of eligible accounts receivable. On December 31, 1996 there was $1.3 million outstanding on the lines. Interest rates on the lines of credit were at each of the respective bank's prime rate and were collateralized by certain assets including accounts receivable. In May 1997, one of the lines expired and the Company replaced the other line.

     The Company entered into a loan agreement in June 1997 which provides for both a revolving credit facility and a term loan facility. Both the revolving loan facility and the term loan facility are secured by certain accounts receivable and other assets. The loan agreement contains certain restrictions, prohibiting, among other things, additional indebtedness without the lender's consent. The loan agreement also contains certain covenants, including, among others, a requirement that the Company maintain a cash flow coverage ratio, as defined, of not less than 1.1 to 1. The revolving credit facility allows SPR to borrow up to the lesser of (i) $2.0 million or (ii) the borrowing base, as defined, in each case less the undrawn face amount of any letters of credit issued on behalf of the Company. Interest is at the lender's prime rate. The revolving credit facility matures in March 1998. As of June 30, 1997, the Company's outstanding balance in the revolving credit facility was $1.6 million, all of which had been used for general corporate purposes.

     The term loan facility provides for maximum borrowings of $2.0 million for use for certain purposes. Interest on the term loan facility is payable quarterly at 1% over the lender's prime rate. In addition, installments of principal in the amount of $62,500 are payable quarterly commencing in September 1997. Within 30 days of the end of each calendar quarter, the Company is required to pay a portion of the principal amount of the term note then outstanding in an amount equal to 40% of the excess cash flow, as defined, during such calendar quarter. The term loan facility matures in March 1999. SPR borrowed approximately $1.0 million on the term loan facility to make distributions to stockholders to fund their payments of taxes, all of which was outstanding on June 30, 1997.

     The Company believes that cash flow from operations, the net proceeds of the Offering and available borrowings will be sufficient to meet its operating needs and capital expenditures for the foreseeable future.

                                    BUSINESS

COMPANY OVERVIEW

     SPR has over 24 years of experience in providing IT services to clients in a variety of industries, including financial services, healthcare, insurance, manufacturing, oil and gas, transportation and utilities. The Company focuses its marketing efforts on Fortune 1000 companies and other large organizations which have complex IT operations and significant IT budgets. SPR's objective is to become the leading IT services provider to both new and existing clients. SPR provides its clients with three levels of consulting support which are distinguished by the degree of responsibility the Company assumes: strategic planning, project management and implementation. Within this framework, SPR currently provides outsourcing services through four service offerings: Systems Re-engineering, Century Date Compliance, Application Management and Information Delivery Services ("IDS") in addition to providing General Consulting services. SPR bills its clients on either a time and materials or a fixed-price basis. The Company believes that this breadth of service and support fosters long-term client relationships, promotes cross-selling opportunities and minimizes the Company's dependence upon any particular service offering or client.

     The Company currently has four branch offices located in Chicago, Tulsa, Milwaukee and Dallas and 467 IT consulting professionals, including 44 project managers and 36 independent contractors. The number of consultants employed or retained by the Company as of June 30, 1997 was 15% greater than at the end of 1996. The Company has made, and intends to continue to make, significant investments in its systems infrastructure, recruiting organization, training programs and marketing initiatives in an effort to sustain growth. SPR intends to leverage these investments, as well as its operating expertise, by opening additional branch offices.

     SPR has capitalized on the growing demand for IT services. The Company's revenues have increased at a compound annual growth rate of approximately 37% from 1992 through 1996. From 1995 to 1996, the Company's revenues increased 42%. More than 70% of the Company's revenues in 1996 were attributable to 40 companies which had been clients for at least the prior three consecutive years. For the first six months of 1997, the Company's revenues increased 51% compared to the same period in 1996 and its gross and operating margins increased to 38% and 10%, respectively.

INDUSTRY OVERVIEW

     Dataquest Incorporated estimated total expenditures for professional IT services in the United States were $54.1 billion in 1996. The professional IT services market, consisting of consulting and education, systems integration and development and systems management services, is expected to grow at a compound annual growth rate of approximately 14% between 1997 and 1999, reaching $79.6 billion by 1999.

     The Company's experience is that many large organizations find it increasingly difficult and costly to internally maintain their existing systems. Management believes that over 75% of existing mainframe and mid-range systems will still be in operation seven to ten years from now as businesses will continue to require massive data storage capabilities and tremendous processing power, which are most efficiently provided by mainframe technology. As providers of IT services focus more on the client/server segment of the market, however, fewer professionals possess the skills necessary to support and maintain existing mainframe and mid-range systems. The Company believes these factors provide it with a substantial growth opportunity within the IT services industry.

     In addition, the Company believes that clients will continue to maintain and improve their existing systems because: (i) existing systems represent an enormous investment which may prove too risky and expensive to completely replace; (ii) mainframe computing is increasingly being utilized in new ways as Internet/intranet technologies develop; (iii) existing systems are critical to the functioning of clients' businesses as they contain vital business information needed to build replacement systems; and (iv) regardless of which front-end computing platform is utilized, clients still need to access data resident in mainframe computers.

     The Company also is capitalizing on the substantial growth opportunity created by problems inherent in implementing mass changes to application systems and their associated data bases. Examples of mass change include the European Union's expected conversion to the euro currency, the extension of the number of digits and other characters in zip codes, product codes and account numbers and, especially, the year 2000 problem, the software glitch that will prevent computers from properly recognizing dates after the year 1999. Coding 19YY as YY eliminated two characters from each date reference thereby preserving substantial amounts of disk storage and memory. A date shown as YY/MM/DD provides many calculation options within a system, such as age, interest computations, inventory, materials planning, shelf life, shipping dates and billing. The problem with this programming format is that in the year 2000, when YY=00, none of the calculations will work properly. If corrections are not made prior to January 1, 2000, computer systems may fail which could cause businesses to stop functioning properly. This abbreviated date-coding format is prevalent in core, mission-critical systems, which comprise millions of lines of computer code in existing systems. The data used and generated by these systems are heavily integrated into multiple files and databases. This data integration typically results in thousands of interfaces, each of which must be analyzed, changed and tested to correct the problem, while minimizing the impact on ongoing operations. Capers Jones estimates the cost in the United States to correct the year 2000 problem associated with software and databases to be $130 billion. In addition, Gartner Group, Inc. projects that by the end of 1997 only 20% of all systems in the world will be year 2000-compliant, and only 50% of such systems will be year 2000-compliant by the end of 1999.

BUSINESS STRATEGIES

     The Company's objective is to become the leading IT service provider to both new and existing clients. To achieve this objective, the Company has pursued, and intends to continue to pursue, the following business strategies:

     EXPAND ENTRY-LEVEL TRAINING PROGRAM TO ATTRACT, DEVELOP AND RETAIN QUALIFIED TECHNICAL CONSULTANTS. The Company currently employs 21 full-time recruiters: eight in Chicago, seven in Tulsa, five in Milwaukee and one in Dallas. Over the past 24 years, the Company has developed and refined an internal recruiting database which facilitates rapid identification of consultant candidates based upon skill and geographic location. To address the shortage of qualified technical consultants, the Company has developed a three-year training program. This program, targeted at college graduates with degrees other than computer science, begins with a seven-week entry-level course specifically focused on Century Date Compliance. The Company, in conjunction with DeVry, Inc., has developed several other training courses to enable its consultants to enhance their careers and to improve their technical skills. See "-- Recruiting and Training." The Company believes its training program, together with its comprehensive employee welfare plans and the Option Plan and the Employee Stock Purchase Plan, provide the Company with a competitive advantage in attracting, developing and retaining qualified technical consultants. See "Management -- Stock Plans."

     CONTINUE TO FOCUS ON PROJECT MANAGEMENT TO DELIVER VALUE-ADDED IT SOLUTIONS. In recent years, the Company has shifted its focus from general consulting engagements such as contract programming to outsourcing engagements focusing on project management and strategic planning engagements such as Century Date Compliance, Systems Re-engineering, Application Management and IDS. The Company believes that by providing such value-added services it develops in-depth knowledge of its clients' existing systems and gains a competitive advantage in assessing its clients' needs with respect to emerging technologies and anticipating opportunities to provide additional IT services.

     FOCUS ON LEADING TECHNOLOGIES. The Company maintains and continues to build expertise not only in mainframe applications but also in other high demand technologies, such as Internet/intranet applications, open computing systems, object oriented solutions, data warehousing and relational database management systems. SPR has developed, and intends to continue developing, relationships with software product developers and research institutions to remain on the leading edge of technological development and to provide its clients with technologies that are best suited to their individual needs.

     DELIVER UNBIASED SERVICE OFFERINGS UTILIZING DISCIPLINED METHODOLOGIES. The Company works closely with its clients' IT personnel from the strategic planning phase through the completion of an engagement. To increase productivity and efficiency, the Company has developed specific proprietary service methodologies, Renovation(SM) and Renovation2000(SM), and a proprietary software analysis tool, CodeVu(SM). See "-- Proprietary Service Methodologies and Software Analysis Tool." In implementing its methodologies, the Company utilizes the best available third-party application software and productivity tools without regard to specific third-party vendor relationships, thereby avoiding the bias resulting from promoting third-party products. The Company is capable, therefore, of offering its clients an objective assessment of the advantages and disadvantages of the latest packaged software applications, platforms, operating systems and productivity tools.

GROWTH STRATEGIES

     Historically, the Company has grown by developing new service offerings and expanding its client base. The Company may also pursue growth through selected geographic branch expansion and strategic acquisitions. Management believes that its strategies have positioned the Company to achieve continued growth in revenues and earnings. Key elements of the Company's growth strategies include the following:

     CAPITALIZE ON OUTSOURCING TREND THROUGH CENTURY DATE COMPLIANCE
EXPERTISE. SPR was an early entrant into the year 2000 segment of the market, completing its first Century Date Compliance engagement in 1993. The Company expects that its expertise in this industry segment will result in additional Century Date Compliance engagements as the year 2000 approaches. To date, the Company has found that many of its clients request the Company not only to evaluate their Century Date Compliance needs, but also to assess functional and technical quality in their application portfolios and develop strategies for improvement. As a result of its Century Date Compliance engagements, SPR expects to be strategically positioned to provide additional IT services to clients who have already entrusted their core, mission-critical systems to SPR.

     DEVELOP ADDITIONAL VIRTUAL INSOURCING CENTERS. In order to capitalize on the corporate trend towards outsourcing, the Company established its first Virtual Insourcing Center in the third quarter of 1996. Virtual Insourcing Centers augment the Company's Application Management service offering and are logical extensions of the Company's Systems Re-engineering, Century Date Compliance and General Consulting service offerings. See "-- Service Offerings." The Company intends to establish additional Virtual Insourcing Centers. Equipped with a variety of computer hardware, software and networking technologies and systems, these centers enable the Company to provide the full range of its service offerings in a Company facility rather than at its clients' facilities. The Virtual Insourcing Centers also enable the Company to assume off-site project management responsibilities and to complete Century Date Compliance and Systems Re-engineering and Application Management engagements without interrupting its clients' businesses. In addition, Virtual Insourcing Centers allow the Company to implement the testing phases of its Renovation(SM) and Renovation2000(SM) methodologies seven days a week, rather than only on weekends when clients are not utilizing their systems.

     DEVELOP AND EXPAND ADDITIONAL CLIENT SERVICES. The Company believes there are substantial opportunities for increasing revenues by developing and expanding services offered to existing and prospective clients. In response to client needs, SPR implemented its IDS service offering in the third quarter of 1995. IDS was introduced to provide end-users access to data locked within existing systems. By incorporating technologies such as data warehousing, on-line analytical processing ("OLAP"), data mining and the Internet/intranet, IDS helps bridge the gap between modern technologies and existing systems.

     LEVERAGE EXISTING CLIENT BASE. The Company intends to continue building long-term client relationships. Its record of customer satisfaction and expanded service offerings have contributed to the Company's ability to increase the revenues generated from existing clients. The Company derived more than 70% of its revenues in 1996 from 40 clients to which it had provided IT services in at least the prior three consecutive years. The Company intends to further penetrate its existing client base by providing additional service offerings.

     EXPAND GEOGRAPHIC PRESENCE. Geographic expansion will be driven primarily by the growing need to service existing clients' divisions or affiliates in new geographic locations. The Company opened a Dallas branch in February, 1997. The Company also may pursue strategic acquisitions either to expand its geographic presence or to complement and further diversify its existing service offerings.

SERVICE OFFERINGS

     Since its inception, the Company has provided technical personnel to augment its clients' internal IT departments. Over the past several years, however, the Company has focused its efforts on providing higher-end service offerings. The Company provides its clients with three levels of consulting support which are distinguished by the degree of responsibility the Company assumes: strategic planning, project management and implementation. Within this framework, SPR currently provides outsourcing services through four service offerings: Systems Re-engineering, Century Date Compliance, Application Management and IDS in addition to providing General Consulting services. The amount of responsibility assumed by the Company generally depends upon a client's in-house capabilities and desire to outsource IT functions. Based upon client needs, SPR can provide strategic planning, project management or implementation either at its clients' facilities or off-site at SPR's Virtual Insourcing Centers. See "-- Growth Strategies -- Develop Additional Virtual Insourcing Centers." SPR employs proven proprietary service methodologies and software analysis tools to deliver these services. See "-- Proprietary Service Methodologies and Software Analysis Tool." SPR bills its clients on either a time and materials or fixed-price basis.

              [GRAPHICS REGARDING THE COMPANY'S SERVICE OFFERINGS]

     GENERAL CONSULTING. General Consulting consists of providing technical personnel with expertise in a wide variety of skills and disciplines to augment clients' internal IT departments. Clients' IT departments often require advice and programming skills without the full range of project management support. General Consulting consists of staff augmentation principally for maintenance and development of client/server and mainframe environments.

     SYSTEMS RE-ENGINEERING. Systems Re-engineering consists of software portfolio analysis and assessment, code stabilization, code modularization, language upgrades or conversions, business specification extraction and system documentation. The Company re-engineers existing systems to create more manageable and functional applications and transitions existing systems to distributed client/server and networking systems. This service offering allows the Company's clients to leverage their investments in existing systems through analysis, improvement, redesign and reuse of applications.

     CENTURY DATE COMPLIANCE. Century Date Compliance consists of retrofitting existing systems to address the date-coding problem that will be caused by the year 2000. Century Date Compliance services include high-level organizational assessment of a client's software portfolio and organizational readiness, engagement planning and management and implementation. See "-- Industry Overview."

     APPLICATION MANAGEMENT. Application Management consists of providing the management, systems maintenance and support of all or part of clients' existing IT applications. Using proprietary and third-party service methodologies and tools, the Company provides transition planning, engagement management, program maintenance and testing, production support and system improvements.

     INFORMATION DELIVERY SERVICES. IDS consists of accessing, analyzing and managing data which currently resides in existing systems. The Company uses its expertise with existing systems and emerging technologies to provide its clients with the ability to retrieve and utilize data resident in existing systems which would otherwise be inaccessible. Services provided within IDS include information harvesting, information analysis and information publishing, which incorporate technologies such as OLAP and the Internet/intranet.

PROPRIETARY SERVICE METHODOLOGIES AND SOFTWARE ANALYSIS TOOL

     The Company's proprietary service methodologies, Renovation(SM) and Renovation2000(SM), and its proprietary software analysis tool, CodeVu(SM), provide SPR with a disciplined approach to fulfill its engagements. Renovation(SM) and Renovation2000(SM) enable the Company to deliver its service offerings through a tested and repeatable format. CodeVu(SM) quickly and accurately provides information concerning client software portfolios. These service methodologies coupled with the software analysis tool, as well as key strategic alliances with third-party software providers, facilitate the development of well-defined tasks and timetables for each phase of an engagement from strategic planning through implementation.

     RENOVATION(SM). Renovation(SM) was first used by the Company in 1988 for Systems Re-engineering engagements. The methodology employs a four phase approach: assessment, improvement, transformation and preservation. In the assessment phase, the system is analyzed for architectural deficiencies and a strategy is developed for correcting these deficiencies and transforming the existing architecture. In the improvement phase, commercially available tools and internally developed techniques are applied to implement the strategy developed in the assessment phase. In the transformation phase, the newly re-engineered system is transformed into a new architectural paradigm. In the preservation phase, quality assurance procedures are developed. These procedures are designed to help prevent the degradation of the system after the Systems Re-engineering process is complete, thereby protecting the client's investment in its existing systems.

     RENOVATION2000(SM). Renovation2000(SM) is SPR's methodology for Century Date Compliance engagements. This methodology employs a repeatable process which, in conjunction with the best available third-party application software and productivity tools, analyzes, locates and retrofits all programs and data affected by the absence of a century date field to permit processing of dates after 1999. This methodology enables the Company to capture information allowing the refinement of the process and the preparation of estimates and schedules throughout the engagement.

     CODEVU(SM). CodeVu(SM), which runs on mainframe and personal computing platforms, analyzes source code and provides quantitative information at the program and system level. CodeVu(SM) provides insight regarding the technical quality of the source code, identifies programs that are the most costly to maintain and represent the highest risk and identifies and locates potential problems hidden within the code. This tool has been used successfully by the Company in a large number of engagements including Systems Re-engineering, Century Date Compliance and Application Management. CodeVu(SM) is often integrated into client environments to assist with the maintenance and preservation of source code.

RECRUITING AND TRAINING

     The Company employs 21 full time recruiters, including three recruiting managers, who are responsible for recruiting and establishing relationships with qualified technical personnel. Technical personnel meeting the Company's standards are added to a computerized database. Recruiting managers maintain regular contact with technical personnel, monitor their availability and changes in skill levels and update the database, which has been maintained for over 24 years. See "Risk Factors -- Need to Attract and Retain Qualified Technical Consultants."

     In the first quarter of 1996, the Company implemented a three-year training program to address the current shortage of available technical consultants for its Century Date Compliance engagements. The Company actively recruits college graduates with degrees other than in computer science, such as music, mathematics and philosophy. Based upon its experience with graduates of the entry-level portion of the training program, the Company believes such individuals have the aptitude to develop the requisite systems and programming skills. The Company enrolls these individuals in an intensive seven-week entry-level training course. Upon completion of training, the Company places these individuals on Century Date Compliance engagements, where they work under the supervision of experienced consultants. The Company enters into employment agreements with these individuals, whereby the consultants agree to reimburse the Company for some or all of the cost of their training if they leave the Company within four to six years. Since the commencement of this entry-level training course on February 15, 1996, 84 individuals have entered and successfully completed training. The Company intends to continue to conduct additional training classes on a regular basis. The Company has developed additional training courses in conjunction with DeVry, Inc., a leading higher education institution specializing in technology. These courses offer SPR's consultants advanced training in information technologies. By participating in these advanced training courses, the Company's consultants can attain certification from DeVry and earn credits toward both a master's degree in information technology and an MBA.

MARKETING AND SALES

     SPR marketing representatives are assigned to a limited number of accounts in order to develop an in-depth understanding of each client's individual needs and to build long-term client relationships. These representatives are responsible for providing highly responsive service and ensuring that the Company's service offerings achieve client objectives. In many instances, a portion of SPR's marketing activity is carried out by senior Company executives.

     The Company employs a variety of business development and marketing techniques to communicate directly with current and prospective clients, including (i) various print and direct mail advertisements, (ii) participation in print and live interviews, roundtable discussions and seminars, and (iii) a World Wide Web site (www.sprinc.com). In addition, the Company believes that its Chief Executive Officer and Chairman is recognized as an expert concerning the year 2000 problem. He has participated, often with other service providers, research organizations and productivity tool and hardware companies, in print, television and live interviews and seminars concerning this problem. The Company believes these activities promote greater client awareness and enhance the SPR brand name.

CLIENT BASE

     The Company serves clients in a diverse range of industries thereby mitigating cyclical effects of any one industry or market. The Company derives an additional level of diversification from certain of its clients. Different operating divisions of a given client may utilize any one or several services offered by SPR, which helps mitigate the risk of customer concentration. During 1996 and for the six months ended June 30, 1997, SPR's ten largest clients accounted for approximately 52% and 49% of the Company's revenues, respectively, and Allstate Insurance Company accounted for approximately 16% and 15% of its revenues, respectively.

     The following table shows selected clients, categorized by industry group, for which the Company provided services in 1996. Revenues derived from any particular client engagement vary from year to year. The clients listed below represented approximately 56%, 45% and 41% of the Company's total revenues for 1996, 1995 and 1994, respectively.

                               FINANCIAL SERVICES
                                 Comdisco, Inc.
                    First Data Corporation Oil Card Services
                    Firstar Information Services Corporation
                        Stein Roe & Farnham Incorporated
                                  Trans Union
                                   INSURANCE
                           Allstate Insurance Company
                               CUNA Mutual Group
                     Guarantee National Insurance Companies
                           Kemper National Insurance
                  The Lincoln National Life Insurance Company
                                Wausau Insurance
                                   OIL & GAS
                     Chevron Information Technology Company
                          Citgo Petroleum Corporation
                                     MAPCO
                                  Oxy USA Inc.
                                   HEALTHCARE
                         Baxter Healthcare Corporation
                              G E Medical Systems
                               G.D. Searle & Co.
                                 MANUFACTURING
                                Case Corporation
                          Dowell Schlumberger Company
                             Nalco Chemical Company
                  Navistar International Transportation Corp.
                             The Williams Companies
                            Cessna Aircraft Company
                                 TRANSPORTATION
                           Chicago Transit Authority
                 General Electric Railcar Services Corporation
                           Sabre Group Holdings, Inc.
                                OTHER INDUSTRIES
                                  Kraft Foods
                                   Land's End
                      Manpower International Incorporated
                    The Peoples Gas, Light and Coke Company
                             Sears, Roebuck and Co.
                                 Spiegel, Inc.
                               State of Wisconsin
                                Sun Company Inc.
                               United Video, Inc.
                                    WorldCom

EMPLOYEES

     As of June 30, 1997, the Company had 467 IT consulting professionals, of whom 431 were employees and 36 were independent contractors. Of these IT consulting professionals, 44 were project managers. As of such date, the Company had 495 employees: 241, 138, 114 and 2 in Chicago, Tulsa, Milwaukee and Dallas, respectively.

     The Company has three categories of IT consultants: salaried employees, associate employees and independent contractors. Salaried employees are full-time employees of the Company and are eligible for all benefits offered by the Company. Associate employees are eligible for the same benefits offered to salaried employees but are paid on an hourly basis and, as such, are not entitled to paid time off in the form of sick days, personal days or vacation. Approximately 80% of the Company's IT consultants are salaried employees and 12% are associate employees. Independent contractors are not employees of the Company, but are paid on an hourly basis and are not entitled to any benefits offered to Company employees. Approximately 8% of the Company's IT consultants are independent contractors.

     The Company is not a party to any collective bargaining agreements and considers its relationships with its employees to be good.

COMPETITION

     The market for IT professional services is intensely competitive on local and national levels, and the Company competes frequently with a variety of companies for both the same clients and qualified technical consultants. These companies include: "Big Six" accounting firms, systems consulting and implementation firms, application software firms, service groups of computer equipment companies, general management consulting firms and programming companies. The Company considers large organizations with complex IT needs to be among its primary clients. Within a given market, there are a limited number of such potential clients, some of which have designated only certain IT professional services companies as approved providers of IT professional services. Primary competitive factors for obtaining and retaining clients include price, quality of services, technical expertise and responsiveness to client needs. The primary competitive factors in attracting and retaining qualified candidates as consultants are competitive compensation arrangements and consistent exposure to high quality and varied engagements.

     Several of the Company's competitors are substantially larger than the Company and have greater financial and other resources. Many of such competitors have also been in business longer than the Company and have significantly greater name recognition throughout the United States, including the geographic areas in which the Company operates and into which it may expand. In addition, such competitors are able to meet a broader range of a client's IT consulting needs and serve a broader geographic range than the Company, which permits such competitors to better serve national accounts. Although the Company believes that it competes, and will continue to compete, favorably with existing and future competitors, there can be no assurance that the Company will continue to do so. See "Risk Factors -- Competition" and "Risk Factors -- Need to Attract and Retain Qualified Technical Consultants."

INTELLECTUAL PROPERTY RIGHTS

     Software developed by SPR in connection with a client engagement typically becomes the exclusive property of the client. The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights, the rights of third parties from whom the Company licenses intellectual property and the proprietary rights of its clients. The Company enters into confidentiality agreements with its consultants in an effort to prevent the distribution of proprietary information. See "Risk Factors -- Intellectual Property Rights."

     SPR(SM), Renovation(SM), Renovation2000(SM), CodeVu(SM) and the SPR logo are service marks of the Company. The Company holds no patents or registered copyrights, and has no present intention of registering any copyright or filing any patent applications. See "-- Propriety Service Methodologies and Software Analysis Tool."

PROPERTY

     SPR leases its principal executive offices, which are located at 2015 Spring Road, Oak Brook, Illinois 60523-1874, and also leases facilities in Tulsa, Oklahoma and Milwaukee, Wisconsin. These leases expire on January 21, 2002, May 31, 2004 and May 31, 2001, respectively. The Company also leases space in Oak Brook, Illinois to house a Virtual Insourcing Center. This lease expires on August 31, 2002. The Company believes it has adequate space to conduct its current business. The Company anticipates, however, that additional space will be required as business expands but believes that it will be able to obtain suitable space as needed. See Note 5 of Notes to Financial Statements.

LEGAL PROCEEDINGS

     The Company is not involved in any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company, and their ages and positions as of July 1, 1997, are as follows:

                NAME                   AGE                     POSITION
                ----                   ---                     --------
Executive Officers and Directors
Robert M. Figliulo...................   43    Chief Executive Officer and Chairman of
                                              the Board of Directors
Michael J. Fletcher..................   42    Executive Vice President, General Manager
                                              --Tulsa and Director
David A. Figliulo....................   36    Executive Vice President and Director
Stephen J. Tober.....................   32    Executive Vice President -- Finance and
                                              Business Development
Stephen T. Gambill...................   46    Chief Financial Officer
Ronald L. Taylor(1)..................   53    Director
Sydnor W. Thrift, Jr.(2).............   68    Director
David P. Yeager(1)(2)................   44    Director

-------------------------
(1) Member of the Audit Committee of the Board of Directors.

(2) Member of the Compensation Committee of the Board of Directors.

     Directors hold office for one year and until their successors are elected and qualified. Executive officers of the Company are appointed by, and serve at the direction of, the Board of Directors. Unless otherwise stated, the directors and executive officers listed below have held their positions with SPR listed in the above table since October 31, 1996 and have held the positions described below with the Company's predecessors for the periods indicated.

     Robert M. Figliulo served as Chief Executive Officer and Chairman of SPR since June 1997 and previously served as President and Chairman of the Company and SPR Chicago. Since joining the Company in May 1976, Mr. Figliulo has held numerous positions, including Programmer, Analyst, Account Manager, General Manager of both the Tulsa and Chicago offices and Vice President of Marketing. Mr. Figliulo received a Masters in Business Administration from the University of Chicago in 1987. Mr. Figliulo is the brother of David Figliulo and the son of Eugene Figliulo.

     Michael J. Fletcher served as President of SPR Tulsa since September 1994. Mr. Fletcher joined SPR in 1986 as a Recruiter in the Chicago office and since that time has held a variety of positions in both the Tulsa and Chicago offices including Branch Manager of the Tulsa office, Field Support Representative and Technical Manager. Prior to joining SPR, Mr. Fletcher worked in the staffing support and personnel recruiting industry.

     David A. Figliulo served as Vice President of SPR Chicago since January 1994. Since joining the Company in July 1989, Mr. Figliulo has served as an Account Manager and as the Vice President of Sales in the Company's Chicago office. Prior to joining the Company, Mr. Figliulo worked as an Account Manager for Baxter Healthcare, an international pharmaceutical company, in the Oxygen Systems Division and was recognized as the division's top salesman in the United States in 1987, 1988 and 1989. Mr. Figliulo is the brother of Robert Figliulo and the son of Eugene Figliulo.

     Stephen J. Tober served as Executive Vice President -- Finance and Business Development since June 1997. Prior to joining the Company, Mr. Tober worked in the investment banking division of Smith Barney Inc. from 1995 through 1997. From 1991 through 1995 Mr. Tober worked in the corporate finance group of the law firm Latham & Watkins. Mr. Tober received a J.D. degree from the University of Virginia School of Law in 1991 and a B.A. degree from Amherst College in 1987.

     Stephen T. Gambill served as Chief Financial Officer since July 1996. From 1982 through July 1996, Mr. Gambill, a certified public accountant, held various financial management positions within Natural Gas Pipeline Company of America, a large natural gas pipeline, and most recently served as its Director of Accounting. Prior to 1982, Mr. Gambill held various auditing positions with the public accounting firms of Coopers and Lybrand and Deloitte, Haskins & Sells. Mr. Gambill received a Masters in Business Administration degree from the University of Chicago in 1987.

     Ronald L. Taylor has served since 1987 as a director, President and Chief Operating Officer of DeVry, Inc., one of the largest publicly-owned, degree-granting, higher education companies in North America. Mr. Taylor co-founded Keller Graduate School of Management and was, from 1973 to 1987, its President and Chief Operating Officer. Mr. Taylor received a Masters in Business Administration degree from Stanford University in 1971.

     Sydnor W. Thrift, Jr. has served as Director of Player Development for the Baltimore Orioles professional baseball team since November 1994. From November 1991 through October 1994, Mr. Thrift served as the Assistant General Manager for the Chicago Cubs professional baseball team. From January 1991 through October 1991, Mr. Thrift served as a consultant to three professional baseball teams: the San Francisco Giants, the Los Angeles Dodgers and the New York Mets.

     David P. Yeager has served as Vice Chairman of the Board of Directors of Hub Group, Inc., the largest intermodal marketing company in the United States, since January 1992. Mr. Yeager has also served as Chief Executive Officer of Hub Group, Inc. since March 1995 and was President of Hub Group, Inc. from October 1985 through December 1991. Mr. Yeager received a Masters in Business Administration degree from the University of Chicago in 1987.

BOARD COMMITTEES

     In October 1996, the Board of Directors established a Compensation Committee consisting of Messrs. Thrift and Yeager and an Audit Committee consisting of Messrs. Taylor and Yeager. The Compensation Committee makes recommendations to the Board of Directors concerning compensation of the Company's directors, officers and employees. The Compensation Committee also oversees and administers the Employee Stock Purchase Plan and the Option Plan. The Audit Committee reviews the results and scope of audits and other services provided by the Company's independent auditors and monitors and reviews the Company's financial policies and internal control procedures.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to the Mergers, none of SPR Chicago, SPR Tulsa or SPR Wisconsin had a compensation committee or any other committee of their respective boards of directors performing similar functions. Decisions concerning compensation of executive officers were made by the boards of directors of each of the respective companies, subject to certain limitations, such as maximum compensation thresholds, imposed by Systems Inc. See "Certain Transactions." Mr. Robert Figliulo and Mr. David Figliulo, former executive officers and directors of SPR Chicago, determined their 1996 compensation. Mr. Fletcher and Ms. Potter, former executive officers and directors of SPR Tulsa, determined their 1996 compensation. Mr. John Figliulo, the sole officer and director of SPR Wisconsin, determined his 1996 compensation.

DIRECTOR COMPENSATION

     Directors who are not employees of the Company receive $1,000 for each board meeting attended and $500 for each committee meeting attended on a date other than a date on which the board meets and are reimbursed for their reasonable out-of-pocket expenses incurred in attending board and committee meetings. These directors are also entitled to receive stock options under the Option Plan for serving on the Board of Directors. See "Management -- Stock Plans." Employee directors do not receive additional compensation for serving on the Board of Directors.

EXECUTIVE COMPENSATION

     Summary Compensation Table

     The following table sets forth certain information with respect to the annual and long-term compensation of the Company's President and the other two executive officers who earned in excess of $100,000 in salary and bonus for the year ended December 31, 1996 (the "Named Executive Officers").

                                                                ANNUAL COMPENSATION
                                                                --------------------     ALL OTHER
                NAME AND PRINCIPAL POSITION                      SALARY      BONUS      COMPENSATION
                ---------------------------                      ------      -----      ------------
Robert M. Figliulo..........................................    $140,000    $104,694       $6,121(1)
  Chief Executive Officer and
  Chairman of the Board of Directors
Michael J. Fletcher.........................................     108,039      93,273        6,164(2)
  Executive Vice President, General Manager-Tulsa and
  Director
David A. Figliulo...........................................     100,000      63,290        9,499(3)
  Executive Vice President and Director

-------------------------
(1) Represents (i) $5,621 of automobile lease payments made by the Company and
    (ii) $500 in matching payments under the Company's 401(k) plan.

(2) Represents (i) $5,664 of automobile lease payments made by the Company and
    (ii) $500 in matching payments under the Company's 401(k) plan.

(3) Represents (i) $8,999 of automobile lease payments made by the Company and
    (ii) $500 in matching payments under the Company's 401(k) plan.

EMPLOYMENT AGREEMENTS

     The Company has either entered into or, prior to the closing date of the Offering, intends to enter into substantially identical employment agreements with Robert Figliulo, David Figliulo, Michael Fletcher, Stephen Tober, Rene Potter and Stephen Gambill. The agreements will provide that upon termination of employment by the Company, other than for Cause (as defined in the agreements), death or retirement, the Company shall pay the executive an amount equal to no more than the executive's annual base compensation in effect at the time of termination. The agreements will also provide that in the event of a Change in Control (as defined in the agreements) and the occurrence of certain events, and to the extent deductible under then applicable tax laws, the Company shall pay the executive a payment equal to the sum of (i) the executive's most recent base annual compensation and annual bonus in effect at the date of the Change in Control, plus (ii) the cash value of the insurance protection (including dependent coverage) then in effect with respect to the Company's health insurance plan, based upon the cost of such insurance to the Company for a 12-month period following the Change in Control date. The agreements will also contain noncompetition, nonsolicitation and nondisclosure covenants.

STOCK PLANS

     Employee Stock Purchase Plan. The Company has reserved an aggregate of 500,000 shares of Common Stock for issuance under the Company's Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), and will permit eligible employees of the Company to purchase Common Stock through payroll deductions of up to 20% of their total cash compensation; provided that employees may be prohibited from purchasing more than $25,000 worth of stock in any calendar year. The Purchase Plan has two six-month offering periods, beginning on January 1 and July 1 of each year, with the first offering period commencing on the date of this Prospectus. The purchase price of Common Stock purchased under the Purchase Plan shall be the lesser of (i) 85% of the fair market value of the Common Stock (as calculated pursuant to the Purchase Plan) on the first day of an offering period or (ii) 85% of the fair market value of the Common Stock on the last day of an offering period. The Purchase Plan is administered by the Compensation Committee of the Board of Directors. The Board of

Directors is authorized to amend or terminate the Purchase Plan at any time. However, the Board of Directors may not, without stockholder approval, modify the Purchase Plan if stockholder approval of the amendment is required for the Purchase Plan to continue to comply with the requirements of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Section 423 of the Code.

     Combined Incentive and Non-statutory Stock Option Plan. The Company has reserved an aggregate of 1,044,252 shares of Common Stock for issuance under the Option Plan, which may be granted to employees, officers and directors of the Company. The Option Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee provides for awards of Non-statutory Stock Options ("NQSOs") and Incentive Stock Options ("ISOs") to purchase shares of Common Stock and stock appreciation rights ("SARs"), provided that any director who is not an employee of the Company may not be awarded an ISO. The Option Plan limits the aggregate fair market value of the shares of Common Stock with respect to which ISOs are exercisable for the first time in any calendar year to $100,000. No such annual limitation applies to NQSO grants under the Option Plan.

     The exercise price for options and SARs may be paid: (i) in cash; (ii) by surrendering shares already owned by the optionee; or (iii) if the Compensation Committee so determines, by instructing a broker to sell enough of the optionee's exercised shares to deliver to the Company sufficient sales proceeds to pay the exercise price. The exercise price per share of Common Stock may not be less than 85% (100% in the case of an ISO) of the fair market value of the Common Stock (as calculated pursuant to the Option Plan) on the date the stock option is granted. The base value of an SAR will equal not less than 85% of the market value of a share of Common Stock on the grant date. Option agreements covering options and SARs to be granted under the Option Plan will generally provide that such options and SARs will be exercisable within fifteen years from the date of grant (ten years in the case of ISOs) and will generally vest in annual installments as determined by the Compensation Committee. In the case of any eligible employee who owns or is deemed to own stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the exercise price of any ISOs granted under the Option Plan may not be less than 110% of the fair market value of the Common Stock on the date of grant and the exercise period may not exceed five years from the date of grant.

     The Board of Directors can terminate or amend the Option Plan at any time, except that no such action generally will be able to adversely affect any right or obligation regarding any awards previously made under the Option Plan without the consent of the recipient. In addition, no amendment may be effective without the prior approval of stockholders, if such approval is required for the Option Plan to continue to comply with applicable regulations of the Code and the Securities and Exchange Commission (the "Commission"). In the event of any changes in the capital structure of the Company, such as a stock dividend or stock split, the Board of Directors must make equitable adjustments to outstanding unexercised awards and to the provisions of the Option Plan to reflect any increase or decrease in the number of issued shares of Common Stock. If the Company becomes a party to a merger, reorganization, liquidation or similar transaction, the Board of Directors may make such arrangements it deems advisable regarding outstanding awards, such as substituting new awards for outstanding awards, assuming outstanding awards or terminating or paying for outstanding awards.

     On June 2, 1997 options to purchase 819,215 shares of Common Stock at an exercise price of $7.66 per share were granted to certain employees (other than the Named Executive Officers) and outside directors under the Option Plan, of which options to purchase 276,726 shares of Common Stock are presently exercisable.

                              CERTAIN TRANSACTIONS

     The Company's business was started in 1973 by Systems Inc., which was founded by Eugene Figliulo. By 1993, all the stock of Systems Inc. was owned by Eugene Figliulo, his eight children and a nephew of Eugene Figliulo.

     During the years ended December 31, 1994, 1995 and 1996, and during the six months ended June 30, 1997, the Company made distributions of $80,955, $744,559, $800,663 and $1,803,900, respectively, to its stockholders to enable them to pay income taxes attributable to S corporation income of the Company for such periods.

     In 1993, DataFlex made a loan to Eugene Figliulo in the original principal amount of $100,000. The loan is evidenced by an unsecured promissory note and bears interest at 6% per annum. As of June 30, 1997, the entire unpaid principal balance plus accrued interest due on the DataFlex note was outstanding. The DataFlex note plus accrued interest is expected to be paid with a portion of the proceeds of this Offering payable to Mr. Figliulo.

     In 1995 and 1996, SPR Chicago made two unsecured loans to Robert Figliulo in the principal amounts of $39,500 and $4,385, respectively. These loans are evidenced by separate demand promissory notes and bear interest at 7% per annum. In January 1997, the Company made an unsecured loan to Robert Figliulo in the principal amount of $80,000. This loan is evidenced by a demand promissory note and bears interest at 7% per annum. As of June 30, 1997, the aggregate unpaid principal balance plus accrued interest on these three notes was $132,421.

     During 1994, Systems Inc. transferred certain of its assets and liabilities in Chicago, Tulsa and Milwaukee to three S corporations organized by the executives primarily responsible for operations in each of those respective locations. SPR Chicago, all of whose stock was owned by Robert Figliulo and David Figliulo, acquired the Chicago operations. SPR Tulsa, all of whose stock was owned by Michael Fletcher and Rene Potter (neither of whom is related to the Figliulo family), acquired the Tulsa operations. SPR Wisconsin, all of whose stock was owned by John Figliulo, acquired the Milwaukee operations. Systems Inc. retained the trademark "SPR" and licensed it to each of these new corporations for use in their respective geographic areas. Also in 1994, Systems Inc. redeemed all of Eugene Figliulo's stock for an installment note in the principal amount of $2,881,266, bearing interest at a rate of 6.75% per annum ( the "Redemption Note"). The Redemption Note has been paid in full.

     In connection with the transfers of assets and liabilities, SPR Chicago, SPR Tulsa and SPR Wisconsin delivered to Systems Inc. notes in the principal amounts of $1,350,133, $1,613,045 and $1,239,765, respectively (the "Acquisition Notes"). Each such note was payable in monthly installments of principal and interest. In addition, each corporation agreed to make an additional contingent payment to Systems Inc. in the event certain "capital events" occurred prior to the one year anniversary after the final payment is made on its respective note. The loan agreements restricted borrowings, capital expenditures, amounts of compensation payable to directors, officers and key employees, sales of assets, mergers and certain other business transactions; and the notes were collateralized by the stock of the respective company and substantially all its assets. As of the effective date of the Mergers, an aggregate of $3,266,947 plus accrued interest was outstanding on the Acquisition Notes. The Acquisition Notes were cancelled by operation of law in the Mergers.

     SPR Chicago was reincorporated as a Delaware corporation upon the formation of SPR and the Merger of SPR Chicago into SPR in October 1996. In the Merger, Robert Figliulo and David Figliulo each received 1,542,270 shares of Common Stock. Also in October 1996: (i) SPR Tulsa was merged into SPR and Michael Fletcher and Rene Potter each received 603,130 shares of Common Stock in the Merger; (ii) SPR Wisconsin was merged into SPR and John Figliulo received 482,650 shares of Common Stock in the Merger; and (iii) Systems Inc. and DataFlex were merged into SPR. Each stockholder of Systems Inc. and DataFlex received in the Mergers the aggregate number of shares of Common Stock set forth opposite their respective names below:

                            NAME                               SHARES
                            ----                               ------
Eugene Figliulo.............................................     74,857
Robert Figliulo.............................................    190,457
David Figliulo..............................................    190,457
John Figliulo...............................................    190,457
Stephen Figliulo............................................    190,457
Donald Figliulo.............................................    190,457
Mark Figliulo...............................................    190,457
James Figliulo..............................................    190,457
Jeanne Young................................................    190,457
Michael Cymbala.............................................     95,229
                                                              ---------
     Total..................................................  1,693,742
                                                              =========

     Each of the Company's existing stockholders will receive cash from the net proceeds of the Offering in an amount equal to the Company's undistributed S corporation income prior to the closing of the Offering. Such distributions are estimated to be as follows:

                            NAME                                AMOUNT
                            ----                                ------
Eugene Figliulo.............................................  $   27,335
Robert Figliulo.............................................     614,628
David Figliulo..............................................     614,628
John Figliulo...............................................     269,624
Stephen Figliulo............................................      80,331
Donald Figliulo.............................................      80,331
James Figliulo..............................................      80,331
Mark Figliulo...............................................      80,331
Jeanne Young................................................      79,670
Michael Cymbala.............................................      40,165
Michael Fletcher............................................     261,682
Rene Potter.................................................     269,624
Stephen Gambill.............................................       1,320
                                                              ----------
     Total..................................................  $2,500,000
                                                              ==========

     Prior to the closing date of the Offering, the Company intends to enter into a tax indemnity agreement with each of its current stockholders which provides, among other things, that the Company will indemnify such stockholders against additional income taxes resulting from adjustments made (as a result of a final determination made by a competent tax authority) to the taxable income reported by the Company as an S corporation for periods prior to the Offering, but only to the extent those adjustments result in a decrease in income taxes otherwise payable by the Company as a C corporation for periods after the Offering.

     Prior to the closing date of the Offering, the Company intends to enter into a noncompetition, nonsolicitation and confidentiality agreement with John Figliulo precluding him from competing with the Company for a period of one year after the closing date of the Offering.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of July 31, 1997, as adjusted to reflect the sale of the shares offered hereby, by (i) each person known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's Directors, (iii) each of the Named Executive Officers, (iv) each of the Selling Stockholders, and (v) all Directors and Executive Officers of the Company as a group. Each person or entity named below has an address in care of the Company's principal executive offices. The Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares.

                                              BENEFICIAL OWNERSHIP                     BENEFICIAL OWNERSHIP
                                                PRIOR TO OFFERING       NUMBER OF        AFTER OFFERING(1)
                                              ---------------------   SHARES OFFERED   ---------------------
                    NAME                        SHARES     PERCENT        HEREBY         SHARES     PERCENT
                    ----                        ------     -------    --------------     ------     -------
Robert M. Figliulo(2).......................   1,732,831     26.8              0        1,732,831     21.5
David A. Figliulo(3)........................   1,732,831     26.8              0        1,732,831     21.5
Michael J. Fletcher.........................     603,130      9.3              0          603,130      7.5
Stephen J. Tober(4).........................     245,399      3.7              0          245,399      3.0
Stephen T. Gambill..........................       5,221     *                 0            5,221     *
Ronald L. Taylor(4).........................      10,442     *                 0           10,442     *
Sydnor W. Thrift, Jr.(4)....................      10,442     *                 0           10,442     *
David P. Yeager(4)..........................      10,442     *                 0           10,442     *
John Figliulo(5)............................     673,107     10.4        336,554          336,553      4.2
Rene M. Potter..............................     603,130      9.3         38,589          564,541      7.0
James Figliulo..............................     190,457      2.9        100,000           90,457      1.1
Stephen Figliulo............................     190,457      2.9        100,000           90,457      1.1
Donald Figliulo.............................     190,457      2.9        100,000           90,457      1.1
Mark Figliulo...............................     190,457      2.9        100,000           90,457      1.1
Jeanne Young................................     185,236      2.9        100,000           85,236      1.1
Michael Cymbala.............................      95,229      1.5         50,000           45,229     *
Eugene Figliulo.............................      74,857      1.2         74,857                0     *
All Directors and Executive Officers as a
  Group (8 persons).........................   4,350,738     64.5              0        4,350,738     52.1

-------------------------
 *  Less than 1%.

(1) If the Underwriters' over-allotment option is exercised in full, the following stockholders of the Company will sell pursuant to such option the number of shares of Common Stock following their names and, after the Offering, will beneficially own the number and percentage of shares of Common Stock following their names:

                                                                              BENEFICIAL OWNERSHIP
                                                                                 AFTER OFFERING
                                                                             -----------------------
                                                                SHARES TO    NUMBER OF
                            NAME                                 BE SOLD      SHARES         PERCENT
                            ----                                ---------    ---------       -------
Robert M. Figliulo..........................................     146,250     1,586,581(2)     19.7
David A. Figliulo...........................................     146,250     1,586,581(3)     19.7
Michael J. Fletcher.........................................      68,250       534,880         6.6
Rene M. Potter..............................................      29,250       535,291         6.6

(2) Includes 372,947 shares owned by the Robert M. Figliulo 1997 Grantor Retained Annuity Trust, for which Robert M. Figliulo serves as sole trustee and has sole investment and voting discretion.

(3) Includes 372,947 shares owned by the David A. Figliulo 1997 Grantor Retained Annuity Trust, for which David A. Figliulo serves as the sole trustee and has sole investment and voting discretion.

(4) Consists of shares subject to an option granted under the Option Plan that is exercisable within 60 days. Such shares are deemed outstanding for computing the percentage beneficially owned by the person holding such options, but are not deemed outstanding for computing the percentage beneficially owned by any other person.

(5) John Figliulo was the President, sole stockholder and sole director of SPR Wisconsin prior to the Mergers.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The following brief description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Certificate of Incorporation and By-laws, copies of which have been filed as exhibits to the Registration Statement on Form S-1 of which this Prospectus is a part and to which exhibits reference is hereby made.

     The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, $.01 par value per share, and 3,000,000 shares of Preferred Stock, $.01 par value per share. Immediately following consummation of the Offering, there will be 8,067,400 shares of Common Stock outstanding, no shares of Preferred Stock outstanding and 819,215 shares of Common Stock will be issuable upon exercise of outstanding options (276,726 of which are presently exercisable).

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by stockholders, including the election of directors. There are no cumulative voting rights for the election of directors.

     Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor after payment of dividends required to be paid on outstanding Preferred Stock, if any. See "Dividend Policy." Holders of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding.

     Holders of Common Stock have no preemptive rights to purchase shares of capital stock of the Company. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of the Company. All outstanding shares of Common Stock are, and the shares of Common Stock to be issued pursuant to the Offering will be, upon payment therefor, duly authorized, validly issued, fully paid and non-assessable.

     Prior to the Offering, there has been no public market for the Common Stock. Application has been made to have the Common Stock listed on the Nasdaq National Market under the symbol "SPRI."

PREFERRED STOCK

     The Board of Directors is authorized without stockholder action to adopt resolutions to issue up to 3,000,000 shares of Preferred Stock, in one or more series, with such powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions as will be set forth in such resolutions. The holders of Preferred Stock will have no preemptive rights (unless otherwise provided in the applicable certificate of designation). Such Preferred Stock may have voting or other rights which could adversely affect the rights of holders of the Common Stock. In addition, the issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, under certain circumstances, make it more difficult for a third-party to gain control of the Company, discourage bids for the Common Stock at a premium or otherwise adversely affect the market price of the Common Stock. The Company has no current plans to issue any shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS; ANTI-TAKEOVER EFFECTS

     The Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL") upon consummation of this Offering. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or the business combination is approved in a prescribed manner, or certain other conditions are satisfied. A

"business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     The Company's By-laws provide that for nominations for the Board of Directors or for other business to be properly brought by a stockholder before an annual meeting of stockholders, the stockholder must first have given timely notice thereof in writing to the Secretary of the Company. To be timely, a notice must be delivered not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting. The notice must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting. The Company's By-laws provide that any director may be removed only for cause upon the affirmative vote of at least 66% of the shares entitled to vote for the election of directors.

     The Company's By-laws provide that special meetings of stockholders may be called only by the Chairman of the Board of Directors or the Chief Executive Officer of the Company. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company.

     The existence of unissued Preferred Stock enables the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, thereby protecting the continuity of the Company's management. The issuance of Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

     The foregoing provisions could have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from acquiring control of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Certificate of Incorporation contains certain provisions permitted under the DGCL, relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as: (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derives an improper personal benefit. These provisions do not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. The Company's Certificate of Incorporation and By-laws also contain provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is
                                             .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 8,067,400 shares of Common Stock outstanding, assuming no exercise of options expected to be outstanding and exercisable. The shares sold in the Offering will be freely tradeable without restriction or limitation under the Securities Act, except for any such shares acquired by "affiliates" of the Company, as such term is defined under the Securities Act ("Affiliates"), which shares may generally only be sold in compliance with the limitations of Rule 144 described below.

     The remaining 5,467,400 shares of Common Stock (the "Restricted Shares") constitute restricted securities under Rule 144 and were issued or sold by the Company in private transactions and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. The Company and all executive officers, directors and stockholders of the Company have agreed with the Underwriters not to offer, sell contract to sell or otherwise dispose, or contract to dispose, of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or grant any options or warrants to purchase Common Stock, except in certain circumstances, for a period of 180 days after the date of this Prospectus (the "Lock-up Period") without the prior written consent of Smith Barney Inc. Upon the expiration of the Lock-up Period (or earlier with the consent of Smith Barney Inc.), all of the Restricted Shares will become eligible for sale subject to the restrictions of Rule 144.

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, including a person who may be deemed an Affiliate of the Company, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 80,674 shares after giving effect to the Offering) and the average weekly reported trading volume of the Common Stock as reported through the Nasdaq National Market during the four calendar weeks preceding the sale. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. In addition, under Rule 144(k), a person who has not been an Affiliate of the Company at any time 90 days preceding a sale, and who has beneficially owned shares of Common Stock for at least two years, would be entitled to sell such shares without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144.

     Options to purchase a total of 819,215 shares of Common Stock at an exercise price of $7.66 per share are presently outstanding, of which 276,726 are presently exercisable. An additional 225,037 shares of Common Stock will be available for future options grants under the Option Plan. An additional 500,000 shares of Common Stock will be available for issuance under the Employee Stock Purchase Plan. See "Management -- Stock Plans." Rule 701 under the Securities Act provides that shares of Common Stock acquired on the exercise of outstanding options may be resold by persons other than Affiliates, beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by Affiliates beginning 90 days after the date of this Prospectus, subject to all provisions of Rule 144 except its one-year minimum holding period. The Company intends to register on a registration statement or statements on Form S-8 the shares of Common Stock to be issued under the Option Plan and the Purchase Plan.

     Prior to the Offering there has been no public market for the Common Stock and any sale of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

                                  UNDERWRITING

     Upon the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, each of the underwriters named below (the "Underwriters"), for whom Smith Barney Inc. and Robert W. Baird & Co. Incorporated are acting as representatives (the "Representatives"), has severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to each such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                               NUMBER OF
                 UNDERWRITER                    SHARES
                 -----------                   ---------
Smith Barney Inc. ...........................
Robert W. Baird & Co. Incorporated...........

                                               NUMBER OF
                 UNDERWRITER                    SHARES
                 -----------                   ---------
                                               ---------
  Total......................................  2,600,000
                                               =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters initially propose to offer a portion of the shares directly to the public at the initial public offering price set forth on the cover page of this Prospectus and a portion of the shares to certain dealers at
a price which represents a concession not in excess of $     per share below the
public offering price. The Underwriters may allow, and such dealers may reallow,
a concession not in excess of $     per share to certain other dealers. After
the initial public offering of the shares to the public, the public offering price and such concessions may be changed by the Underwriters. The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm the sale of any shares to any accounts over which they exercise discretionary authority.

     Certain of the Selling Stockholders have granted the Underwriters an option, exercisable for 30 calendar days from the date of this Prospectus, to purchase up to 390,000 additional shares of Common Stock at the initial offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name above bears to the total number of shares listed above.

     The Underwriters have reserved up to 130,000 shares of the Common Stock offered hereby for sale at the initial public offering price to certain employees, consultants and other persons associated with the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

     The Company and all of its directors, executive officers and stockholders have agreed not to offer, sell, contract to sell or otherwise dispose, or contract to dispose, of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or grant any options or warrants to purchase Common Stock, except in certain circumstances, for a period of 180 days after the date of this Prospectus without the prior written consent of Smith Barney Inc.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the shares will be negotiated among the Company, the Selling Stockholders and the Representatives. Among the factors expected to be considered in determining the initial public offering price are the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the Company's past and present revenues and earnings, the prospects for growth of the Company's revenues and earnings, the current state of the U.S. economy, the current level of economic activity in the industry in which the Company competes and in related or comparable industries and currently prevailing conditions in the securities markets, including current valuations of publicly traded companies which are considered comparable to the Company.

     The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     In connection with this offering and in compliance with applicable law, the Underwriters may overallot (i.e., sell more Common Stock than the total amount shown on the list of Underwriters and participations which appears above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Common Stock or effecting purchases of the Common Stock for the purpose of pegging, fixing or maintaining the price of the Common Stock or for the purpose of reducing a syndicate short position created in connection with the Offering. A syndicate short position may be covered by exercise of the option described above rather than by open market purchases. In addition, the contractual arrangements among the Underwriters include a provision whereby, if, prior to termination of price and trading restrictions, the Representatives purchase Common Stock in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular Underwriter or member of the selling group, the underwriting syndicate may require the Underwriter or selling group member in question to purchase the Common Stock in question at the cost price to the syndicate or may recover from (or decline to pay to) the Underwriter or selling group member in question, the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Wildman, Harrold, Allen & Dixon, Chicago, Illinois. Donald E. Figliulo, the owner of shares of Common Stock and a Selling Stockholder, is a partner of Wildman, Harrold, Allen & Dixon. Certain legal matters will be passed upon for the Underwriters by Neal, Gerber & Eisenberg, Chicago, Illinois.

                                    EXPERTS

     The Financial Statements and Schedule of the Company as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996 included herein and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report thereto, and are included in reliance upon the authority of said firm as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

     Prior to September 9, 1996 Arthur Andersen LLP served as independent public accountants for SPR Wisconsin, SPR Tulsa, DataFlex and Systems Inc. and Ernst & Young LLP served as independent public accountants for SPR Chicago. In connection with the Offering, the Board of Directors of the Company on September 9, 1996 dismissed Ernst & Young LLP and selected Arthur Andersen LLP to serve as independent public accountants for the Company and to render an opinion on the financial statements included in this Prospectus, including the financial statements of SPR Chicago. The Company informed Ernst & Young LLP of its dismissal on September 9, 1996. The former auditors' report on SPR Chicago's financial statements for the period from January 14, 1994 to December 31, 1994 and for the year ended December 31, 1995 is not included in this Prospectus. During the period from January 14, 1994 to December 31, 1994 and for the year ended December 31, 1995, Ernst & Young LLP's report on the financial statements of SPR Chicago did not contain an adverse opinion, disclaimer of opinion, qualification or modification as to uncertainty, audit scope or accounting principles. There were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures from January 14, 1994 through September 9, 1996 or with respect to SPR Chicago's financial statements.

     The Company has requested Ernst & Young LLP to furnish it a letter addressed to the Commission stating whether it agrees with the above comments. A copy of that letter dated August 1, 1997 is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     The Company consulted Arthur Andersen LLP and did not consult Ernst & Young LLP regarding the application of the Commission's accounting principles to the transactions described under "The Company" and the type of audit opinion that would be rendered on the Company's financial statements included in this Prospectus, which consultations were the subject of written and oral advice.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract, agreement or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the public reference section of the Commission at its Washington address upon payment of the prescribed fee. In addition, the Commission maintains a World Wide Web site on the Internet at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements and an opinion thereon expressed by independent auditors and may furnish its stockholders with quarterly reports for the first three quarters of each year containing unaudited summary financial information.

                                    SPR INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Report of Independent Public Accountants....................    F-2
Balance Sheets as of December 31, 1995 and 1996 and June 30,
  1997 (unaudited) and June 30, 1997 (unaudited pro
  forma)....................................................    F-3
Statements of Operations for the years ended December 31,
  1994, 1995 and 1996 and for the six months ended June 30,
  1996 (unaudited) and 1997 (unaudited).....................    F-4
Statements of Stockholders' Equity for the years ended
  December 31, 1994, 1995 and 1996 and for the six months
  ended June 30, 1997 (unaudited)...........................    F-5
Statements of Cash Flows for the years ended December 31,
  1994, 1995 and 1996 and for the six months ended June 30,
  1996 (unaudited) and 1997 (unaudited).....................    F-6
Notes to Financial Statements...............................    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     WHEN THE TRANSACTION REFERRED TO IN NOTE 16 OF THE NOTES TO FINANCIAL STATEMENTS HAS BEEN CONSUMMATED, WE WILL BE IN A POSITION TO RENDER THE FOLLOWING REPORT.

                                          ARTHUR ANDERSEN LLP

To the Stockholders of SPR Inc.:

     We have audited the accompanying balance sheets of SPR INC. (a Delaware corporation) as of December 31, 1995 and 1996 and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPR Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

January 23, 1997 (except with
respect to the matters
discussed in Notes 14 and 15,
as to which the date is
March 5, 1997 and with respect
to the matter discussed in Note 16,
as to which the date is
          , 1997.)

                                    SPR INC.

                                 BALANCE SHEETS

                                                          DECEMBER 31,                             PRO FORMA
                                                   ---------------------------                   JUNE 30, 1997
                                                       1995           1996       JUNE 30, 1997     (NOTE 13)
                                                       ----           ----       -------------   -------------
                                                                                          (UNAUDITED)
                     ASSETS
Current assets:
Cash.............................................  $  1,108,506   $    356,179   $    546,045     $  546,045
Accounts receivable, net of allowance for
  doubtful accounts of $31,900, $74,399, and
  $568,340 at December 31, 1995 and 1996 and June
  30, 1997, respectively.........................     3,096,220      4,272,655      5,265,057      5,265,057
Notes receivable -- related parties, current
  portion........................................       325,981        181,245        260,385        260,385
Notes receivable -- other........................        75,000             --             --             --
Prepaid expenses and other.......................       369,024        801,661      1,040,708      1,040,708
                                                   ------------   ------------   ------------     ----------
    Total current assets.........................     4,974,731      5,611,740      7,112,195      7,112,195
                                                   ------------   ------------   ------------     ----------
Property and equipment:
Leasehold improvements...........................         8,278        111,318        116,761        116,761
Computer equipment and software..................       391,204      1,043,782      1,252,798      1,252,798
Office furniture and equipment...................       153,188        672,105        739,127        739,127
                                                   ------------   ------------   ------------     ----------
                                                        552,670      1,827,205      2,108,686      2,108,686
  Less -- accumulated depreciation and
    amortization.................................       (59,818)      (308,046)      (494,892)      (494,892)
                                                   ------------   ------------   ------------     ----------
    Property and equipment, net..................       492,852      1,519,159      1,613,794      1,613,794
                                                   ------------   ------------   ------------     ----------
Notes receivable -- related parties, net of
  current portion................................       115,946             --             --             --
                                                   ------------   ------------   ------------     ----------
    Total assets.................................  $  5,583,529   $  7,130,899   $  8,725,989     $8,725,989
                                                   ============   ============   ============     ==========
      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Line of credit and revolving loan................  $         --   $  1,300,000   $  1,600,000     $1,600,000
Current portion of term loan.....................            --             --        250,000        250,000
Current portion of term note.....................            --         44,967         46,722         46,722
Current portion of note payable -- related
  party..........................................     1,200,000        641,266        161,266        161,266
Current portion of capital lease obligations.....        45,683         64,094         45,190         45,190
Accounts payable.................................       402,626        959,492      1,192,776      1,192,776
Dividends payable................................            --             --             --      2,500,000
Accrued expenses:
  Salaries, commissions, and withholding taxes...       554,796        982,885      1,078,001      1,078,001
  Other..........................................       401,882        424,620        598,190        598,190
Deferred income taxes............................            --             --             --        356,400
                                                   ------------   ------------   ------------     ----------
    Total current liabilities....................     2,604,987      4,417,324      4,972,145      7,828,545
                                                   ------------   ------------   ------------     ----------
Long-term liabilities:
Term loan, net of current portion................            --             --        760,000        760,000
Term note, net of current portion................            --        171,038        147,610        147,610
Note payable -- related party, net of current
  portion........................................       641,266             --             --             --
Capital lease obligations, net of current
  portion........................................        62,693         35,189         22,821         22,821
Deferred income taxes............................            --             --             --        372,400
                                                   ------------   ------------   ------------     ----------
    Total long-term liabilities..................       703,959        206,227        930,431      1,302,831
                                                   ------------   ------------   ------------     ----------
Stockholders' equity:
Common stock, $.01 par, 13,000,000 shares
  authorized, 6,467,400 shares issued and
  outstanding....................................        64,674         64,674         64,674         64,674
Preferred stock, $.01 par, 3,000,000 shares
  authorized, no shares issued and outstanding...            --             --             --             --
Additional paid-in capital.......................    34,503,777     46,734,862     46,734,862       (470,061)
Retained deficit.................................   (32,293,868)   (44,292,188)   (43,976,123)            --
                                                   ------------   ------------   ------------     ----------
    Total stockholders' equity...................     2,274,583      2,507,348      2,823,413       (405,387)
                                                   ------------   ------------   ------------     ----------
    Total liabilities and stockholders' equity...  $  5,583,529   $  7,130,899   $  8,725,989     $8,725,989
                                                   ============   ============   ============     ==========

  The accompanying notes to financial statements are an integral part of these balance sheets.

                                    SPR INC.

                            STATEMENTS OF OPERATIONS

                                       YEARS ENDED DECEMBER 31,            SIX MONTHS ENDED JUNE 30,
                               -----------------------------------------   -------------------------
                                  1994           1995           1996          1996          1997
                                  ----           ----           ----          ----          ----
                                                                                  (UNAUDITED)
Revenues.....................  $14,797,259   $ 22,907,928   $ 32,510,743   $15,086,778   $22,722,427
Cost of services.............   10,424,690     15,525,198     23,287,234    10,651,784    13,990,202
                               -----------   ------------   ------------   -----------   -----------
Gross profit.................    4,372,569      7,382,730      9,223,509     4,434,994     8,732,225
Costs and expenses:
  Selling....................    1,165,141      2,141,374      3,046,045     1,365,913     2,093,407
  Recruiting.................      409,938        776,651      1,323,105       611,702       697,990
  Stock-based compensation...    6,509,750     27,986,681     12,231,085     9,510,000            --
  General and administrative
     expenses................    1,334,175      1,642,112      3,741,574     1,328,792     3,718,926
                               -----------   ------------   ------------   -----------   -----------
     Total costs and
       expenses..............    9,419,004     32,546,818     20,341,809    12,816,407     6,510,323
                               -----------   ------------   ------------   -----------   -----------
Operating income (loss)......   (5,046,435)   (25,164,088)   (11,118,300)   (8,381,413)    2,221,902
Other income (expense):
  Interest expense...........      (88,065)      (160,484)      (122,862)      (47,546)     (109,366)
  Interest income............       55,520         51,477         39,329        17,756         8,914
  Other, net.................      (24,136)            --         13,176         7,922            --
                               -----------   ------------   ------------   -----------   -----------
     Total other income
       (expense).............      (56,681)      (109,007)       (70,357)      (21,868)     (100,452)
                               -----------   ------------   ------------   -----------   -----------
Income (loss) before income
  taxes......................   (5,103,116)   (25,273,095)   (11,188,657)   (8,403,281)    2,121,450
Income taxes.................       75,123         20,788          9,000            --         1,485
                               -----------   ------------   ------------   -----------   -----------
Net income (loss)............  $(5,178,239)  $(25,293,883)  $(11,197,657)  $(8,403,281)  $ 2,119,965
                               ===========   ============   ============   ===========   ===========
Pro forma income data
  (unaudited):
  Net income (loss) as
     reported................                               $(11,197,657)  $(8,403,281)  $ 2,119,965
  Pro forma adjustment to
     recognize "C"
     Corporation provision
     for income taxes........                                    407,971       442,688       847,095
                                                            ------------   -----------   -----------
  Pro forma net income
     (loss)..................                               $(11,605,628)  $(8,845,969)  $ 1,272,870
                                                            ============   ===========   ===========
  Pro forma net income (loss)
     per share...............                               $      (1.74)  $     (1.33)  $       .19
                                                            ============   ===========   ===========
  Pro forma weighted average
     number of shares
     outstanding.............                                  6,659,412     6,659,412     6,659,412

  The accompanying notes to financial statements are an integral part of these statements.

                                    SPR INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                         COMMON STOCK       ADDITIONAL      RETAINED         TOTAL
                                      -------------------     PAID-IN       EARNINGS     STOCKHOLDERS'
                                       SHARES     AMOUNT      CAPITAL      (DEFICIT)        EQUITY
                                       ------     ------    ----------     ---------     -------------
Balance at December 31, 1993........  6,885,101   $68,851   $    40,399   $  1,847,804   $  1,957,054
  Net loss..........................         --        --            --     (5,178,239)    (5,178,239)
  Distributions.....................         --        --            --        (80,955)       (80,955)
  Stock purchased and cancelled.....   (417,701)   (4,177)      (33,053)    (2,844,036)    (2,881,266)
  Stock-based compensation..........         --        --     6,509,750             --      6,509,750
                                      ---------   -------   -----------   ------------   ------------
Balance at December 31, 1994........  6,467,400    64,674     6,517,096     (6,255,426)       326,344
  Net loss..........................         --        --            --    (25,293,883)   (25,293,883)
  Distributions.....................         --        --            --       (744,559)      (744,559)
  Stock-based compensation..........         --        --    27,986,681             --     27,986,681
                                      ---------   -------   -----------   ------------   ------------
Balance at December 31, 1995........  6,467,400    64,674    34,503,777    (32,293,868)     2,274,583
  Net loss..........................         --        --            --    (11,197,657)   (11,197,657)
  Distributions.....................         --        --            --       (800,663)      (800,663)
  Stock-based compensation..........         --        --    12,231,085             --     12,231,085
                                      ---------   -------   -----------   ------------   ------------
Balance at December 31, 1996........  6,467,400    64,674    46,734,862    (44,292,188)     2,507,348
  Net income........................         --        --            --      2,119,965      2,119,965
  Distributions.....................         --        --            --     (1,803,900)    (1,803,900)
                                      ---------   -------   -----------   ------------   ------------
Balance at June 30, 1997
  (unaudited).......................  6,467,400   $64,674   $46,734,862   $(43,976,123)  $  2,823,413
                                      =========   =======   ===========   ============   ============

  The accompanying notes to financial statements are an integral part of these statements.

                                    SPR INC.

                            STATEMENTS OF CASH FLOWS

                                                                                      SIX MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,                    JUNE 30,
                                      -----------------------------------------   -------------------------
                                         1994           1995           1996          1996          1997
                                         ----           ----           ----          ----          ----
                                                                                         (UNAUDITED)
Cash flows from operating
  activities:
  Net income (loss) for the
    period..........................  $(5,178,239)  $(25,293,883)  $(11,197,657)  $(8,403,281)  $ 2,119,965
  Adjustments to reconcile net
    income (loss) to net cash
    provided by operating
    activities:
    Depreciation and amortization...       20,810         51,259        252,215       112,506       186,847
    Stock-based compensation........    6,509,750     27,986,681     12,231,085     9,510,000            --
    Loss on sale of property and
      equipment.....................       27,409             --             --         2,349            --
    Increase in accounts
      receivable....................     (106,315)    (1,623,833)    (1,176,435)     (428,111)     (992,402)
    Increase in prepaid expenses and
      other.........................      (69,429)      (225,640)      (432,637)      200,489      (318,187)
    Increase in accounts payable....        5,022        300,537        556,866       (78,292)      233,284
    Increase in accrued expenses....      137,729        373,047        450,827        14,696       268,685
                                      -----------   ------------   ------------   -----------   -----------
  Net cash provided by operating
    activities......................    1,346,737      1,568,168        684,264       930,356     1,498,192
                                      -----------   ------------   ------------   -----------   -----------
Cash flows from investing
  activities:
  Purchases of property and
    equipment.......................      (62,467)      (332,721)    (1,238,595)     (664,033)     (281,482)
  (Increase) decrease in notes
    receivable -- related parties...      (89,035)       338,773        260,682       253,694            --
  (Increase) decrease in notes
    receivable -- other.............           --        (75,000)        75,000            --            --
                                      -----------   ------------   ------------   -----------   -----------
  Net cash used in investing
    activities......................     (151,502)       (68,948)      (902,913)     (410,339)     (281,482)
                                      -----------   ------------   ------------   -----------   -----------
Cash flows from financing
  activities:
  Payments on note payable --
    related party...................     (320,000)      (720,000)    (1,200,000)     (720,000)     (480,000)
  Distributions.....................      (80,955)      (744,559)      (800,663)     (624,223)   (1,803,900)
  Payments on capital lease
    obligations.....................           --         (9,183)       (49,020)      (22,400)      (31,271)
  Borrowings on term note payable...           --             --        250,000       250,000            --
  Payments on term note payable.....           --             --        (33,995)      (10,014)      (21,673)
  Net borrowings on line of credit
    and term loan...................           --             --      1,300,000            --     1,310,000
                                      -----------   ------------   ------------   -----------   -----------
  Net cash used in financing
    activities......................     (400,955)    (1,473,742)      (533,678)   (1,126,637)   (1,026,844)
                                      -----------   ------------   ------------   -----------   -----------
  Net increase (decrease) in cash...      794,280         25,478       (752,327)     (606,620)      189,866
Cash, beginning of period...........      288,748      1,083,028      1,108,506     1,108,506       356,179
                                      -----------   ------------   ------------   -----------   -----------
Cash, end of period.................  $ 1,083,028   $  1,108,506   $    356,179   $   501,886   $   546,045
                                      ===========   ============   ============   ===========   ===========
Supplemental disclosure of cash
  payments made for:
  Interest..........................  $    68,677   $    143,148   $    135,792   $    55,230   $   108,471
  Income taxes......................          964         72,087          9,000         2,752         1,485
                                      ===========   ============   ============   ===========   ===========
Supplemental disclosure of noncash
  investing and financing
  activities:
  Investment in equipment through
    issuance of capitalized lease
    obligations.....................           --   $    117,559   $     39,926   $        --   $        --
  Stock purchased through issuance
    of note payable.................    2,881,266             --             --            --            --
                                      ===========   ============   ============   ===========   ===========

  The accompanying notes to financial statements are an integral part of these statements.

                                    SPR INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     (a) Business -- SPR Inc. (the Company) provides information technology services to clients in a variety of industry groups including financial services, healthcare, insurance, manufacturing, oil and gas, transportation and utilities. The Company provides its clients with three levels of consulting support which are distinguished by the degree of responsibility the Company assumes: strategic planning, project management and implementation. Within this framework, SPR currently provides outsourcing services through four service offerings: Systems Re-engineering, Century Date Compliance, Application Management and Information Delivery Services ("IDS") in addition to providing General Consulting services.

     (b) Interim Financial Information -- The unaudited balance sheet as of June 30, 1997, the unaudited statement of stockholders' equity for the six months ended June 30, 1997 and the unaudited statements of operations and cash flows for the six months ended June 30, 1996 and 1997 include, in the opinion of management, all adjustments (consisting of normal and recurring adjustments) necessary to present fairly the Company's financial position, results of operations and cash flows. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results which may be expected for the year ending December 31, 1997. The information included in these Notes to Financial Statements relating to the six months ended June 30, 1996 and 1997 is unaudited.

     (c) Basis of Presentation -- SPR Inc. was formed on October 29, 1996. During October, 1996, Systems and Programming Resources, Inc., Systems & Programming Resources of Tulsa, Inc., SPR-Wisconsin, Inc., SPR Chicago Inc., and Consulting Acquisition, Inc. (d.b.a. DataFlex) merged into SPR Inc. at which time the stockholders of such companies received an aggregate of 6,467,191 shares of common stock of SPR Inc. Systems and Programming Resources, Inc., SPR-Wisconsin, Inc., SPR Chicago Inc., Consulting Acquisition, Inc. and SPR Inc. are under common ownership and control and are accounted for at historical cost as a reorganization of entities under common control (similar to the pooling of interests method of accounting). The merger of Systems & Programing Resources of Tulsa, Inc. into SPR Inc. was accounted for using the pooling of interests method of accounting. All intercompany transactions and balances have been eliminated. The accompanying financial statements of the Company have been prepared to give retroactive effect to the merger.

     (d) Accounts Receivable -- Accounts receivable include fees and expenses for services rendered prior to year end which were billed subsequent to year end. Amounts relating to such fees and expenses included in accounts receivable are $613,722, $919,956 and $1,405,052 at December 31, 1995 and 1996 and June 30,
1997, respectively.

     (e) Prepaid Expenses and Other -- Prepaid expenses and other includes $477,653 and $640,801 in Initial Public Offering-related costs at December 31, 1996 and June 30, 1997, respectively.

     (f) Revenue Recognition -- Revenues are recognized as the related services are performed. Clients are generally billed on a time and materials basis. In June, 1997 the Company entered into a significant fixed-price billing engagement. Services on this engagement commenced in July, 1997. Revenues and related costs for this engagement will be recognized using the percentage of completion method of accounting.

     (g) Property and Equipment -- Property and equipment are stated at cost. Expenditures for repair and maintenance are charged to expense as incurred. Depreciation and amortization are computed using the

                                    SPR INC.

straight-line method. The estimated useful lives used in computing depreciation and amortization for financial statement purposes are as follows:

              ASSET DESCRIPTION                               ASSET LIFE
              -----------------                               ----------
Leasehold improvements........................    Shorter of lease term or estimated
                                                    useful life of the asset
Computer equipment and software...............    5 years
Office furniture and equipment................    5 to 7 years

     (h) Distributions -- Distributions are recorded when declared by the Board of Directors.

     (i) Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (j) Income Taxes -- The Company elected to be taxed as an S corporation for Federal and certain state income tax purposes. By this election, income of the Company is taxable to the stockholders.

     Upon completion of the initial public offering (the Offering) and effective termination of the S corporation election, deferred income tax liabilities and income tax expense will be recorded for taxable temporary differences existing at the time of change in tax status. Income for Federal income tax purposes was recognized on the cash basis of accounting and, prior to the Offering, the Company will change to the accrual basis of accounting. If the effective date of the Offering had been June 30, 1997, deferred income tax liabilities and income tax expenses of approximately $728,800 would have been recorded. Deferred income taxes will be recorded under the asset and liability method of accounting for income taxes which requires the recognition of deferred income taxes based upon the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities. As of June 30, 1997, deferred income tax liabilities would have consisted of the following:

Change in tax accounting methods (cash to accrual)..........    $712,800
Fixed Assets................................................      16,000
                                                                --------
     Total deferred income tax liabilities..................    $728,800
                                                                ========

     Additional paid-in capital and retained earnings (deficit) will be adjusted to reflect the capitalization of retained earnings (deficit) to additional paid-in capital upon the conversion of the Company to a C corporation.

     The Company intends to enter into a tax indemnity agreement with each of its current stockholders which provides, among other things, that the Company will indemnify such stockholders against additional income taxes resulting from adjustments made (as a result of a final determination made by a competent tax authority) to the taxable income reported by the Company as an S corporation for periods prior to the Offering, but only to the extent those adjustments result in a decrease in income taxes otherwise payable by the Company as a C corporation for periods after the Offering.

     (k) Pro forma net income (loss) per share -- Pro forma net income (loss) per share is computed based upon the weighted average number of shares and common share equivalents outstanding during each period. Pro forma per share information assumes that 192,012 of the shares of Common Stock being offered by the Company were outstanding during the periods indicated. This represents the approximate number of shares of Common Stock which are being offered by the Company (assuming an initial public offering price of $14.00

                                    SPR INC.

per share and after deducting estimated underwriting discounts and commissions) to fund the payment of certain undistributed S corporation earnings. The Company currently estimates that the dividend will be $2,500,000.

NOTE 2 -- CONCENTRATION OF CREDIT RISK

     The Company's financial instruments that are exposed to concentrations of credit risk consist of accounts receivable.

     During 1997 the Company began performing services for a client which recently filed for Chapter 11 bankruptcy. The Company has recorded a reserve for doubtful accounts of approximately $400,000 related to receivables from this customer at June 30, 1997. The Company is continuing to perform services for this customer.

     The Company's customers are predominantly in the Midwest, with the majority of customers located in Chicago, Tulsa, Milwaukee and Dallas. One customer in the insurance industry accounted for approximately 11%, 16% and 15% of revenues for the years ended December 31, 1995 and 1996 and for the six months ended June 30, 1997, respectively. The Company reviews a customer's credit history before extending credit. In addition, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk is limited. The Company has no off balance sheet credit risk.

NOTE 3 -- NOTES RECEIVABLE FROM RELATED PARTIES

     Notes receivable consist of the following:

                                                                 DECEMBER 31,       JUNE 30,
                                                              -------------------   --------
                                                                1995       1996       1997
                                                                ----       ----       ----
Stockholder notes receivable, unsecured, payable on demand,
  interest at 7%............................................  $ 42,233   $ 44,745   $123,885
Stockholder notes receivable, unsecured, payable on demand,
  interest at 6%............................................   399,694    100,000    100,000
Stockholder note receivable, unsecured, payable on demand,
  interest at prime plus 1%.................................        --     36,500     36,500
                                                              --------   --------   --------
Total notes receivable from related parties.................   441,927    181,245    260,385
Less--current portion.......................................   325,981    181,245    260,385
                                                              --------   --------   --------
                                                              $115,946   $     --   $     --
                                                              ========   ========   ========

NOTE 4 -- LINES OF CREDIT AND LONG-TERM DEBT

     As of December 31, 1996, the Company had line of credit agreements that allowed for maximum borrowings of $2,500,000 and were limited based upon a percentage of eligible accounts receivable, as defined. Interest was at the applicable bank's prime rate. Borrowings were collateralized by certain assets including accounts receivable. One agreement provided for maximum borrowings of $2,000,000 and expired in May, 1997. Another line of credit agreement which provided for maximum borrowings of $500,000 was cancelled in May, 1997. There were no borrowings outstanding as of December 31, 1995. At December 31, 1996, borrowings outstanding were $1,300,000.

     In June, 1997, the Company entered into a loan agreement which provides for a revolving loan facility and a term loan facility. The revolving loan facility allows for maximum borrowings of the lesser of (a) $2,000,000 less the undrawn face amount of letters of credit or (b) the borrowing base, as defined, less the undrawn face amount of letters of credit. Interest is at the bank's prime rate. The revolving loan facility

                                    SPR INC.

matures in March, 1998. The term loan facility provides for maximum borrowings of $2,000,000 for use for certain purposes. Interest is payable quarterly at the prime rate plus 1%. Installments of principal in the amount of $62,500 are payable quarterly, commencing September, 1997. Within 30 days of the end of each calender quarter, the Company is required to pay a portion of the principal amount of the term note then outstanding in an amount equal to 40% of the excess cash flow, as defined, during such calendar quarter. A final balloon payment is due March, 1999. Substantially all assets of the Company are collateral for borrowings under these two facilities. The loan agreement contains certain restrictions, prohibiting, among other things, additional indebtedness without the lender's consent. The loan agreement contains certain covenants including, among others, a requirement of a cash flow coverage ratio of not less than 1.1 to 1. The balances outstanding at June 30, 1997 were $1,600,000 on the revolving loan and $1,010,000 on the term loan.

     Fair value of debt approximates book value at the balance sheet dates.

     Long-term and related party debt consists of the following:

                                                                 DECEMBER 31,         JUNE 30,
                                                             ---------------------   ----------
                                                                1995        1996        1997
                                                                ----        ----        ----
Term loan..................................................  $       --   $     --   $1,010,000
Note payable to stockholder, unsecured, due August, 1997,
  payable in monthly installments of $80,000 plus interest
  at 6.75%.................................................   1,841,266    641,266      161,266
Term note payable, due December 31, 2000, payable in
  monthly installments of $5,190, including interest at 9%,
  collateralized by certain accounts receivable and other
  assets...................................................          --    216,005      194,332
Capital lease obligations, collateralized by certain
  equipment, personally guaranteed by a stockholder,
  interest rates ranging from 7.75% to 8%..................     108,376     99,283       68,011
                                                             ----------   --------   ----------
Total long-term debt.......................................   1,949,642    956,554    1,433,609
Less--current maturities...................................   1,245,683    750,327      503,178
                                                             ----------   --------   ----------
                                                             $  703,959   $206,227   $  930,431
                                                             ==========   ========   ==========

     The aggregate maturities for long-term and related party debt are as follows:

Remainder of 1997...........................................    $  342,380
1998........................................................       325,472
1999........................................................       697,031
2000........................................................        68,726
                                                                ----------
Total long term-debt........................................    $1,433,609
                                                                ==========

NOTE 5 -- LEASE AGREEMENTS

     The Company leases its office facilities under operating lease agreements which expire at various times through 2004. In addition, the Company leases certain equipment under operating lease agreements.

     In addition to the minimum future rental payments, the Company is obligated to pay certain operating expenses relating to leased properties which are included in rent expense. Total rent expense under operating leases was approximately $89,594, $135,167, $383,746, $186,663 and $249,828 for the years ended December 31, 1994, 1995 and 1996 and for the six months ended June 30, 1996 and 1997, respectively.

                                    SPR INC.

     The following is a schedule of minimum future rental payments required under the operating leases:

YEAR ENDING DECEMBER 31,
------------------------
       1997.................................................    $  352,066
       1998.................................................       418,185
       1999.................................................       427,117
       2000.................................................       486,508
       2001.................................................       442,630
       Thereafter...........................................       421,914
                                                                ----------
Total minimum payments required.............................    $2,548,420
                                                                ==========

NOTE 6 -- 401(K) PROFIT-SHARING PLAN

     The Company has a contributory 401(k) profit-sharing plan (the Plan) covering substantially all full-time employees with a service period greater than 90 days. The Plan allows participants to contribute up to 15% of their total compensation on a pretax basis, up to a specified amount. The Company is required to contribute annually one-fourth of the first $2,000 of the participants' contribution, up to a maximum of $500 per participant. The total Company contribution was approximately $21,375, $27,202, $66,865, $47,050 and $82,086 for the years ended December 31, 1994, 1995 and 1996 and for the six months ended June 30, 1996 and 1997, respectively.

NOTE 7 -- LICENSE AGREEMENT

     In October, 1995, the Company entered into a nonexclusive agreement with an unaffiliated technical services company operating in New York and other markets where the Company is not currently doing business, whereby the Company licenses its Century Date Compliance methodology, Renovation 2000(SM), and its software analysis tool, Code Vu(SM). In contracts involving Century Date Compliance in which the unaffiliated company is the prime contractor and the engagement is not handled as a joint venture the unaffiliated company is obligated to pay SPR Inc. a license fee ranging from 4% to 9% of revenues. For the year ended December 31, 1996, the Company was paid approximately $18,000. For the six months ended June 30, 1997, the Company recorded $12,289 in license fees.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES

     Letter of Credit -- The Company had letters of credit of $119,500 and $100,000 at December 31, 1996 and June 30, 1997 as security for a lease agreement. The letter of credit is renewable each year.

NOTE 9 -- BUSINESS COMBINATION

     During October, 1996, SPR Inc. acquired by merger all the common stock of Systems & Programming Resources of Tulsa, Inc. in exchange for 1,206,259 shares of SPR Inc.'s common stock. This company provided information technology services to clients in a variety of industry groups. The transaction was accounted for as a pooling of interests, and accordingly, the financial statements for all periods presented have

                                    SPR INC.

been restated to include the accounts of this company. Revenues and net income, net of intercompany eliminations of the separate companies for the periods preceding the acquisition were:

                                                        SPR INC. INCLUDING
                                                      SYSTEMS AND PROGRAMMING                 SYSTEMS &
                                               RESOURCES, INC., SPR-WISCONSIN, INC.,         PROGRAMMING
                                                   SPR CHICAGO INC. AND DATAFLEX       RESOURCES OF TULSA, INC.
                                               -------------------------------------   ------------------------
Ten months ended October 31, 1996
  Revenues....................................             $ 18,447,117                       $8,128,336
  Net income (loss), net of intercompany
     eliminations.............................              (11,265,184)                         541,651
Year ended December 31, 1995
  Revenues....................................               16,097,512                        6,810,416
  Net income (loss), net of intercompany
     eliminations.............................              (26,042,094)                         748,211
Year ended December 31, 1994
  Revenues....................................               13,878,339                          918,920
  Net loss, net of intercompany
     eliminations.............................               (5,166,141)                         (12,098)

NOTE 10 -- STOCK-BASED COMPENSATION

     Systems and Programming Resources, Inc. entered into a series of transactions with stockholders/ employees from January, 1994 through October, 1996. Certain assets and certain liabilities were transferred to SPR Chicago Inc. and SPR-Wisconsin, Inc. during 1994 that were subsequently transferred to SPR Inc. in 1996. Because the transactions were among family members within a control group, the stockholders of SPR Chicago Inc. and SPR-Wisconsin, Inc. were effectively granted a variable compensation arrangement that is measured by the increase in the estimated value of these companies (as determined by management) since 1994. Compensation expense was calculated as follows: 1) multiply the number of shares of Common Stock owned by the former stockholders of SPR Chicago Inc. and SPR-Wisconsin, Inc. by the estimated market value per share of the Company (which was estimated at $15.00 per share in 1994 and 1995 and $14.00 per share in 1996); 2) then subtract the payments made by SPR Chicago Inc. and SPR-Wisconsin, Inc. to the Company on the original acquisition notes; 3) then subtract the value of the shares received by the stockholders of SPR Chicago Inc. and SPR-Wisconsin, Inc. attributable to such stockholders' interests in Consulting Acquisition, Inc. and Systems and Programming Resources, Inc. Compensation expense was allocated to each period presented based on the increase in the estimated market values of SPR Chicago Inc. and SPR-Wisconsin, Inc. which was determined primarily based on revenue growth of each of the respective companies. The estimated increase in value of SPR-Wisconsin, Inc. from 1994 to 1995 was 73.75% and from 1995 to 1996 was 26.25%. The estimated increase in value of SPR Chicago Inc. during 1994 was 14.69%, from 1994 to 1995 was 52.55% and from 1995 to 1996 was 32.76%. The final measurement occurred when the relative ownership interests in SPR Inc. were determined in October, 1996. The ownership interests of the former stockholders of SPR Chicago Inc. and SPR-Wisconsin, Inc. is collectively 63.99% of the Company. Compensation expense relating to this arrangement is recorded in the accompanying statements of operations as stock-based compensation with the corresponding credit included in additional paid-in-capital.

NOTE 11 -- STOCK PLANS

DESCRIPTION

     In November, 1996, the Company adopted an Employee Stock Purchase Plan and a Combined Incentive and Non-statutory Stock Option Plan. 500,000 shares of common stock are reserved for issuance under the Employee Stock Purchase Plan and 835,400 shares of common stock are reserved for issuance under the

                                    SPR INC.

Combined Incentive and Non-statutory Stock Option Plan. On December 31, 1996, options to purchase an aggregate of 461,559 shares of common stock were granted at an exercise price of $13.41 per share. Subsequent to December 31, 1996 the Company cancelled all 461,559 outstanding options and granted 819,215 new options (see Note 15). The Employee Stock Purchase Plan will permit eligible employees who have completed five full calendar months of service to purchase common stock through payroll deductions of up to 20% of their total cash compensation provided that no employee may purchase more than $25,000 worth of stock in any calendar year. The purchase price shall be the lesser of 85% of the market value of the common stock on the first or last day of the offering period, as defined.

     The Combined Incentive and Non-statutory Stock Option Plan provides that awards may be granted to employees, officers and directors of the Company. Awards may consist of non-statutory stock options and incentive stock options to purchase shares of common stock and stock appreciation rights (SARs). Incentive stock options vest over a five year period at the rate of 20% per year. The exercise price per share of common stock may not be less than 85% (100% in the case of an ISO) of the fair market value of the common stock on the date the option is granted. Options and SARs granted under the option plan must generally be exercised within fifteen years from the date of grant (ten years in the case of ISOs). In the case of any eligible employee who owns stock possessing more than 10% of the voting power of stock, the exercise price of any ISOs granted may not be less than 110% of the fair market value of the common stock on the date of grant and the exercise period may not exceed five years from the date of grant.

ACTIVITY

     Stock option activity for the Company's Combined Incentive and Non-statutory Stock Option Plan for the year ended December 31, 1996 and the six months ended June 30, 1997 is as follows:

                                          INCENTIVE STOCK    WEIGHTED    NON-STATUTORY     WEIGHTED
                                              OPTIONS        AVERAGE     STOCK OPTIONS     AVERAGE
                                         -----------------   EXERCISE   ----------------   EXERCISE
                                          SHARES    PRICE     PRICE     SHARES    PRICE     PRICE
                                          ------    -----    --------   ------    -----    --------
Outstanding as of December 31, 1995....        --   $   --    $   --         --   $   --    $   --
                                         ========                       =======
  Granted..............................   430,232    13.41     13.41     31,327    13.41     13.41
  Exercised............................        --       --        --         --       --        --
  Cancelled............................        --       --        --         --       --        --
                                         --------                       -------
Outstanding as of December 31, 1996....   430,232    13.41     13.41     31,327    13.41     13.41
                                         ========                       =======
Stock options exercisable at December
  31, 1996.............................        --                        31,327
                                         ========                       =======
  Cancelled............................  (430,232)  $13.41    $13.41    (31,327)  $13.41    $13.41
  Granted..............................   430,232    11.49     11.49     31,327    11.49     11.49
  Cancelled............................  (430,232)   11.49     11.49    (31,327)   11.49     11.49
  Granted..............................   542,489     7.66      7.66    276,726     7.66      7.66
  Exercised............................        --       --        --         --       --        --
                                         --------                       -------
Outstanding as of June 30, 1997........   542,489     7.66      7.66    276,726     7.66      7.66
                                         ========                       =======
Stock options exercisable at June 30,
  1997.................................        --                       276,726
                                         ========                       =======

ACCOUNTING

     The Company currently utilizes Accounting Principles Board Opinion No. 25 in its accounting for stock options. In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("Statement 123"), "Accounting for Stock-based Compensation." The accounting method as provided in the pronouncement is not required to be adopted; however, it is encouraged.

                                    SPR INC.

The Company is not adopting the accounting provisions of Statement 123. Had the Company accounted for its stock options in accordance with Statement 123, pro forma net income (loss) and pro forma net income (loss) per share would have been approximately ($11,725,328) and ($1.76) for the year ended December 31, 1996, and $662,310 and $.10 for the six months ended June 30, 1997, respectively. The pro forma disclosure is not likely to be indicative of pro forma results which may be expected in future years because of the fact that options vest over several years, compensation expense is recognized as the options vest and additional awards may also be granted.

     For purposes of determining the pro forma effect of these options, the fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model assuming among other things, no dividend yield, expected volatility of 41%, risk free interest rates between 6.11% and 6.52% and expected life of 5.0 years.

     The weighted average fair value of options granted under the Company's Combined Incentive and Non-Statutory Stock Option Plan for the periods ended December 31, 1996 and the six months ended June 30, 1997 was $6.65 and $3.84, respectively. As of December 31, 1996 and as of June 30, 1997 the remaining contractual life of all options was approximately ten to fifteen years.

NOTE 12 -- RELATED PARTY TRANSACTION

     The Company paid approximately $22,000, $56,000, $80,000, $21,814 and
$108,907 during 1994, 1995 and 1996, and for the six months ended June 30, 1996 and 1997, respectively, in fees to a law firm having a partner who is a stockholder of the Company and who is a brother of certain executive officers of the Company.

NOTE 13 -- SUBSEQUENT EVENTS AND PRO FORMA FINANCIAL DATA

     The pro forma net income and net income per share includes a provision for federal and state income taxes as if the Company had been a C corporation. The effective income tax rate of 40% reflects the combined federal and state income taxes.

     The Company will convert to a C corporation in connection with the completion of the Offering resulting in the recording of approximately $728,800 in deferred income tax liabilities, as discussed in Note 1(j). Prior to consummation of the Offering, the Company intends to make a distribution to its existing stockholders of the Company's undistributed S corporation earnings for the period from November 1, 1996 through the Closing of the Offering (the "Distribution"). The Company currently estimates the Distribution will be $2,500,000. Retained earnings (deficit) of the Company (which includes the aggregate stock-based compensation expense), after recording the Distribution and deferred income taxes, will be reclassified to additional paid-in capital in connection with the termination of the Company's S corporation election. The unaudited pro forma Balance Sheet gives effect to these items. No other contemplated transactions in connection with the Offering are included in the unaudited pro forma Balance Sheet information.

NOTE 14 -- SUBSEQUENT EVENT -- AUTHORIZED STOCK

     On February 24, 1997, the Company increased the number of authorized common shares to 25,000,000.

NOTE 15 -- SUBSEQUENT EVENT -- STOCK OPTIONS

     On March 5, 1997 the Company cancelled the options to purchase an aggregate of 461,559 shares of common stock that were granted on December 31, 1996 at an exercise price of $13.41 per share and granted options to purchase an aggregate of 461,559 shares of common stock at an exercise price of $11.49 per share. On June 2, 1997 the Company cancelled the options to purchase an aggregate of 461,559 shares of Common Stock that were granted on March 5, 1997. Also on June 2, 1997, the Company's Board of Directors and

                                    SPR INC.

stockholders approved the adoption of the SPR Inc. Amended and Restated Combined Incentive and Non-statutory Stock Option Plan to provide for the increase to 1,044,252 from 835,400 of the number of shares of common stock reserved for issuance upon the exercise of incentive and non-statutory stock options. The Company granted options to purchase 819,215 shares of common stock at an exercise price of $7.66 per share to certain employees and directors on June 2, 1997. Of these outstanding options, 276,726 are non-statutory stock options which are presently exercisable and 542,489 are incentive stock options which vest over a five year period at a rate of 20% per year.

NOTE 16 -- SUBSEQUENT EVENT -- STOCK SPLIT

     On           , 1997 the Company's Board of Directors approved a 1.044-to-1 split of the Company's Common Stock in the form of a stock dividend effective immediately prior to the Offering contemplated hereby. All Common Stock and per share amounts have been adjusted retroactively to give effect to this stock split.

                        INSIDE BACK COVER OF PROSPECTUS

The inside back cover is a multicolor graphic and text layout. The following text appears above the graphics:

"SPR OFFICES

SPR services the Midwest with offices located in:

Chicago, Illinois
Milwaukee, Wisconsin
Tulsa, Oklahoma
Dallas, Texas

[Graphics consist of map of the United States with spotlights emanating from Chicago, Milwaukee, Tulsa and Dallas the four cities in which SPR offices are currently located]

The following text appears below the graphics:

"To view SPR online,
visit the SPR web site.
[Graphics depicting an excerpt from the SPR home page.]
www.sprinc.com"

[The Company's logo appears in the lower right corner of the page below a page curl.]

            ======================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
The Company...........................   13
Use of Proceeds.......................   13
Dividend Policy.......................   13
Capitalization........................   14
Dilution..............................   15
Selected Financial Data...............   16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   18
Business..............................   24
Management............................   32
Certain Transactions..................   36
Principal and Selling Stockholders....   38
Description of Capital Stock..........   39
Shares Eligible for Future Sale.......   41
Underwriting..........................   42
Legal Matters.........................   43
Experts...............................   43
Change in Accountants.................   43
Additional Information................   44
Index to Financial Statements.........  F-1

                               ------------------

UNTIL             , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
            ======================================================

            ======================================================

                                2,600,000 SHARES

                                    SPR INC.

                                  COMMON STOCK

                                    SPR LOGO
                                  ------------
                                   PROSPECTUS
                                          , 1997
                                  ------------

                               SMITH BARNEY INC.

                             ROBERT W. BAIRD & CO.
                                  INCORPORATED

            ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is an estimate of the approximate amount of fees and expenses (other than underwriting commissions and discounts) payable by the Company in connection with the issuance and distribution of the Common Stock pursuant to the Prospectus contained in this Registration Statement.

Securities and Exchange Commission registration fee.........    $   14,000
Legal fees and expenses.....................................       335,000
Accountants' fees and expenses..............................       310,000
Printing expenses...........................................       132,000
Nasdaq National Market listing fee..........................        40,000
Transfer Agent and Registrar fees and expenses..............        15,000
NASD filing fee.............................................         5,000
Blue Sky fees and expenses..................................         5,000
Directors' and officers' insurance fees and expenses........       100,000
Miscellaneous expenses......................................       144,000
                                                                ----------
     Total..................................................    $1,100,000
                                                                ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant, being incorporated under the General Corporation Law of the State of Delaware (the "DGCL"), is empowered by Section 145 of the DGCL, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding to which such person is made a party or threatened to be made a party by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise.

     The Company's Certificate of Incorporation and By-laws contain provisions that require the Company to indemnify its Directors and officers to the fullest extent permitted by Delaware law.

     Article Ninth of the Registrant's Certificate of Incorporation eliminates, to the fullest extent permitted by paragraph (7) of subsection (b) of Section 102 of the DGCL, as the same may be amended or supplemented, or any corresponding provision of the DGCL, the personal liability of directors. That paragraph allows corporations incorporated under the DGCL to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. However, that paragraph does not allow corporations to limit the liability of a director: (i) for any breach of his or her duty of loyalty to the corporation or its stockholders, (ii) for acts or omission not in good faith or which involve intentional misconduct or a knowing violations of law, (iii) for unlawful payment of a dividend or unlawful stock purchase or redemption or (iv) for any transaction for which the director derived an improper personal benefit.

     The Company is in the process of procuring liability insurance for its directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Set forth below is information as to securities of the Registrant and its predecessors issued or sold by the Registrant and its predecessors since January 1, 1994 that were not registered under the Securities Act of 1933, as amended (the "Securities Act"). No underwriters were involved, and there were no underwriting discounts or commissions. The share numbers set forth below do not reflect the 1.044-to-1 split of the Common Stock to be effected immediately prior to consummation of the Offering.

     On January 14, 1994, 500 shares of common stock of SPR Chicago Inc. ("SPR Chicago") were issued to each of Robert Figliulo and David Figliulo in connection with the incorporation of SPR Chicago, to which the Chicago operations of Systems and Programming Resources, Inc. ("Systems Inc.") were transferred. In connection with this transfer, SPR Chicago delivered to Systems Inc. a $1.4 million promissory note. These issuances were made pursuant to the exemption from registration provided by Section 4(2) of the Securities Act.

     On August 15, 1994, 1,000 shares of common stock of SPR-Wisconsin, Inc. ("SPR Wisconsin") were issued to John Figliulo in connection with the incorporation of SPR Wisconsin, to which the Wisconsin operations of Systems Inc. were transferred. In connection with this transfer, SPR Wisconsin delivered to Systems Inc. a $1.2 million promissory note. These issuances were made pursuant to the exemption from registration provided by Section 4(2) of the Securities Act.

     On September 8, 1994, 500 shares of common stock of Systems and Programming Resources of Tulsa, Inc. ("SPR Tulsa") were issued to each of Michael Fletcher and Rene Potter in connection with the incorporation of SPR Tulsa, to which the Tulsa operations of Systems Inc. were transferred. In connection with this transfer, SPR Tulsa delivered to Systems Inc. a $1.6 million promissory note. These issuances were made pursuant to the exemption from registration provided by Section 4(2) of the Securities Act.

     Upon the Registrant's formation on October 29, 1996, each of Robert Figliulo and David Figliulo received 100 shares of the Registrant's Common Stock for nominal consideration. These issuances were pursuant to the exemption from registration provided by Section 4(2) of the Securities Act.

     On October 30, 1996, in connection with the Merger of SPR Chicago into the Registrant as described in the Registration Statement, 1,476,914 shares of Common Stock of the Registrant were issued to each of Robert Figliulo and David Figliulo in exchange for all their shares of SPR Chicago common stock. On October 31, 1996, in connection with the Mergers of Systems Inc., Consulting Acquisition, Inc., SPR Wisconsin and SPR Tulsa as described in the Registration Statement, 3,239,306 shares of Common Stock of the Registrant were issued to nine members of the Figliulo family, Michael Cymbala, Michael Fletcher and Rene Potter in exchange for all their shares of common stock of each of the merged entities. All of these issuances were pursuant to the exemption from registration provided by Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

     (a) Exhibits

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------

  1.1     Form of Underwriting Agreement.*
  2.1 Agreement of Merger dated October 30, 1996 between the Registrant and SPR Chicago Inc.
  2.2 Agreement of Merger dated October 31, 1996 among the Registrant, Consulting Acquisition, Inc. and Systems and Programming Resources, Inc.
  2.3 Agreement of Merger dated October 31, 1996 between the Registrant and Systems and Programming Resources of Tulsa, Inc.
  2.4 Agreement of Merger dated October 31, 1996 between the Registrant and SPR-Wisconsin, Inc.
  3.1     Certificate of Incorporation of the Registrant.
  3.1.1   Certificate of Amendment of Certificate of Incorporation.
  3.2     By-laws of the Registrant.
  4.1     Description of specimen stock certificate representing
          Common Stock.
  5.1     Opinion of Wildman, Harrold, Allen & Dixon.*
 10.1     Form of Management Employment Agreement.
 10.4     Amended and Restated Combined Incentive and Non-statutory
          Stock Option Plan.

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 10.5     Revised form of Employee Stock Purchase Plan.
 10.6     Lease for 2015 Spring Road, Oak Brook, Illinois.
 10.7     Lease for 400 Mid-Continent Tower, Tulsa, Oklahoma.
 10.7.1   Third Amendment to Lease for 400 Mid-Continent Tower, Tulsa,
          Oklahoma.
 10.8     Lease for 100 East Wisconsin Avenue, Milwaukee, Wisconsin.
 10.9     Sublease for 815 Commerce Drive, Oak Brook, Illinois.
 10.11    Form of Tax Indemnity Agreement.*
 16.1     Revised letter of Ernst & Young LLP.
 23.1     Consent of Arthur Andersen LLP.
 23.2     Consent of Wildman, Harrold, Allen & Dixon (contained in its opinion filed as Exhibit 5.1 hereto).*
 24.1     Powers of Attorney.
 27.1     Financial Data Schedule.

-------------------------
* To be filed by amendment.

     (b) Financial Statement Schedule:
        Report of Independent Auditors
        Schedule II: Valuation and Qualifying Accounts

     All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS.

     The Registrant hereby undertakes:

          (1) To provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

          (2) That, insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter had been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (3) That, for purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) of 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (4) That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Chicago, Illinois on August 1, 1997.

                                          SPR INC.

                                          By:       /s/ ROBERT M. FIGLIULO

                                            ------------------------------------
                                                     Robert M. Figliulo
                                                  Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been duly signed by the following persons in the capacities indicated on August 1, 1997.

                  SIGNATURE                                            TITLE
                  ---------                                            -----

           /s/ ROBERT M. FIGLIULO              Chief Executive Officer and Chairman of the Board of
---------------------------------------------    Directors (Principal Executive Officer)
             Robert M. Figliulo

            /s/ STEPHEN J. TOBER               Executive Vice President, Finance and Business
---------------------------------------------    Administration (Principal Financial Officer)
              Stephen J. Tober

           /s/ STEPHEN T. GAMBILL              Chief Financial Officer (Principal Accounting
---------------------------------------------    Officer)
             Stephen T. Gambill

           /s/ MICHAEL J. FLETCHER             Executive Vice President, General Manager -- Tulsa
---------------------------------------------    and Director
             Michael J. Fletcher

            /s/ DAVID A. FIGLIULO              Executive Vice President and Director
---------------------------------------------
              David A. Figliulo

            /s/ RONALD L. TAYLOR               Director
---------------------------------------------
              Ronald L. Taylor

          /s/ SYDNOR W. THRIFT, JR.            Director
---------------------------------------------
            Sydnor W. Thrift, Jr.

             /s/ DAVID P. YEAGER               Director
---------------------------------------------
               David P. Yeager

       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SUPPLEMENTAL SCHEDULE

     WHEN THE TRANSACTION REFERRED TO IN NOTE 16 OF THE NOTES TO FINANCIAL STATEMENTS HAS BEEN CONSUMMATED, WE WILL BE IN A POSITION TO RENDER THE FOLLOWING REPORT.

                                               ARTHUR ANDERSEN LLP

To the Stockholders of SPR Inc.:

     We have audited in accordance with generally accepted auditing standards, the financial statements of SPR Inc. included in this registration statement and have issued our report thereon dated January 23, 1997 (except with respect to the matters discussed in Notes 14 and 15, as to which the date is March 5, 1997,
and the matter discussed in Note 16, as to which the date is        , 1997). Our
audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index in Item 16(b) is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Chicago, Illinois
January 23, 1997

                                                                     SCHEDULE II

                                    SPR INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                    BALANCE AT   CHARGED TO                   BALANCE AT
                                                    BEGINNING    COSTS AND                      END OF
                  DESCRIPTION(1)                     OF YEAR      EXPENSES    DEDUCTIONS(1)      YEAR
                  --------------                    ----------   ----------   -------------   ----------
For the year ended December 31, 1994:
  Allowance for doubtful accounts.................   $75,153      $ 20,000       $ 6,000       $ 89,153
For the year ended December 31, 1995:
  Allowance for doubtful accounts.................   $89,153      $(28,753)      $28,500       $ 31,900
For the year ended December 31, 1996:
  Allowance for doubtful accounts.................   $31,900      $ 45,000       $ 2,501       $ 74,399
For the six months ended June 30, 1997:
  Allowance for doubtful accounts (unaudited).....   $74,399      $493,941            --       $568,340

-------------------------
(1) Bad debts written off.

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------

 1.1      Form of Underwriting Agreement.*
 2.1 Agreement of Merger dated October 30, 1996 between the Registrant and SPR Chicago Inc.
 2.2 Agreement of Merger dated October 31, 1996 among the Registrant, Consulting Acquisition, Inc. and Systems and Programming Resources, Inc.
 2.3 Agreement of Merger dated October 31, 1996 between the Registrant and Systems and Programming Resources of Tulsa, Inc.
 2.4 Agreement of Merger dated October 31, 1996 between the Registrant and SPR-Wisconsin, Inc.
 3.1      Certificate of Incorporation of the Registrant.
 3.1.1    Certificate of Amendment of Certificate of Incorporation.
 3.2      By-laws of the Registrant.
 4.1      Description of specimen stock certificate representing
          Common Stock.
 5.1      Opinion of Wildman, Harrold, Allen & Dixon.*
10.1      Form of Management Employment Agreement.
10.4      Amended and Restated Combined Incentive and Non-statutory
          Stock Option Plan.
10.5      Revised form of Employee Stock Purchase Plan.
10.6      Lease for 2015 Spring Road, Oak Brook, Illinois.
10.7      Lease for 400 Mid-Continent Tower, Tulsa, Oklahoma.
10.7.1    Third Amendment to Lease for 400 Mid-Continent Tower, Tulsa,
          Oklahoma.
10.8      Lease for 100 East Wisconsin Avenue, Milwaukee, Wisconsin.
10.9      Sublease for 815 Commerce Drive, Oak Brook, Illinois.
10.11     Form of Tax Indemnity Agreement.*
16.1      Revised letter of Ernst & Young LLP.
23.1      Consent of Arthur Andersen LLP.
23.2 Consent of Wildman, Harrold, Allen & Dixon (contained in its opinion filed as Exhibit 5.1 hereto).*
24.1      Powers of Attorney.
27.1      Financial Data Schedule.

-------------------------
* To be filed by amendment.

     (b) Financial Statement Schedule:
        Report of Independent Auditors
        Schedule II: Valuation and Qualifying Accounts

     All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.